SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 13, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – **AngloGold Ashanti Report for the quarter and year ended 31 December 2006 prepared in accordance with IFRS.**

Report
for the quarter and year ended 31 December 2006

Group results for the quarter ….

- ❖ Gold production 4% higher to 1.469Moz
- ❖ Total cash costs slightly lower at $309/oz, primarily as a result of higher grades
- ❖ Price received 6% below spot price at $578/oz
- ❖ Adjusted headline earnings of $46m after taking into account year-end adjustments amounting to $100m

…. and for the year

- ❖ Gold production 9% lower to 5.6Moz
- ❖ Total cash costs up 10% to $308/oz, primarily as a result of lower grades and inflation
- ❖ Adjusted headline earnings doubled year-on-year to $413m, the company's highest level of annual earnings ever recorded
- ❖ Company delivers strong earnings leverage to gold price, with earnings up 105% as against a gold price increase of 36%
- ❖ Ore Reserves increased 6% to 66.9Moz, with Mineral Resources up 3% to 181.6Moz, both net of depletion
- ❖ Final dividend declared at 240 South African cents per share or 33 US cents per share, resulting in a total dividend of 450 South African cents or 62 US cents per share, a near doubling of total dividends as compared to 2005

		Quarter		Year		Quarter		Year	
		ended Dec 2006	ended Sept 2006	ended Dec 2006	ended Dec 2005	ended Dec 2006	ended Sept 2006	ended Dec 2006	ended Dec 2005
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**45,697**	43,864	175,253	191,783	**1,469**	1,410	5,635	6,166
Price received[1]	- R/kg / $/oz	**135,628**	134,176	126,038	89,819	**578**	584	577	439
Total cash costs	- R/kg / $/oz	**72,422**	71,495	67,133	57,465	**309**	311	308	281
Total production costs	- R/kg / $/oz	**98,145**	95,267	90,345	76,495	**419**	414	414	374
Financial review									
Gross profit	- R / $ million	**1,639**	1,981	2,700	1,099	**133**	349	443	185
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	**1,959**	2,020	7,207	2,999	**269**	283	1,058	470
Profit (loss) attributable to equity shareholders	- R / $ million	**69**	1,470	(587)	(1,255)	**(72)**	268	(44)	(182)
Headline (loss) earnings [3]	- R / $ million	**(150)**	1,471	(838)	(716)	**(103)**	268	(80)	(97)
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps[4]	- R / $ million	**343**	1,011	2,790	1,272	**46**	141	413	201
Capital expenditure	- R / $ million	**1,861**	1,542	5,533	4,600	**260**	220	817	722
Earnings (loss) per ordinary share	- cents/share								
Basic		**25**	533	(215)	(474)	**(26)**	97	(16)	(69)
Diluted		**25**	533	(215)	(474)	**(26)**	97	(16)	(69)
Headline[3]		**(54)**	534	(307)	(271)	**(37)**	97	(29)	(37)
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps[4]	- cents/share	**124**	367	1,022	481	**17**	51	151	76
Dividends	- cents/share	**240**		450	232	**33**		62	36

Notes:
1. *Refer to note D of "Non-GAAP disclosure" for the definition.*
2. *Refer to note B of "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 of "Notes" for the definition.*
4. *Refer to note A of "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

QUARTER 4

Operations **at a glance**

for the quarter ended 31 December 2006

	Price received[1]		Production		Total cash costs		Cash gross profit[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Sunrise Dam	625	(21)	153	42	293	(15)	54	23	43	23
Great Noligwa	559	(7)	149	(1)	232	(14)	49	–	35	(10)
Mponeng	556	(7)	148	(5)	247	14	48	(17)	30	(32)
AngloGold Ashanti Mineração	746	26	69	3	192	(7)	36	38	32	39
Kopanang	558	(7)	118	6	262	(8)	35	3	27	(7)
TauTona	559	(7)	116	(10)	277	14	32	(29)	20	(35)
Cripple Creek & Victor	626	65	86	25	259	7	31	182	23	667
Morila[5]	616	(1)	48	(4)	317	14	17	(6)	13	(7)
Yatela[5]	615	(1)	34	–	222	(5)	17	31	14	75
Sadiola[5]	612	(2)	50	9	277	–	16	(6)	12	(14)
Serra Grande[5]	670	24	24	–	207	7	11	38	8	14
Geita	608	(2)	80	10	586	9	11	120	–	100
Tau Lekoa	561	(6)	45	2	373	(11)	8	14	(3)	(200)
Cerro Vanguardia[5]	450	(8)	43	(22)	340	60	8	(53)	(1)	(110)
Siguiri[5]	539	7	77	24	383	(12)	8	100	(3)	–
Savuka	568	(5)	21	(19)	339	15	6	(25)	5	(29)
Navachab	619	(1)	20	(13)	303	19	6	(25)	4	(33)
Bibiani	606	(3)	5	(38)	508	(28)	5	600	4	300
Iduapriem[5]	495	(2)	39	(11)	366	8	5	(29)	2	(33)
Moab Khotsong	558	(6)	13	18	498	(26)	–	100	(6)	(20)
Obuasi	501	6	98	4	437	13	(8)	(300)	(22)	(83)
Other			34	31			40	(11)	31	(14)
AngloGold Ashanti	578	(1)	1,469	4	309	–	434	2	269	(5)

1 Refer to note D of "Non-GAAP disclosure" for the definition.
2 Refer to note F of "Non-GAAP disclosure" for the definition.
3 Refer to note B of "Non-GAAP disclosure" for the definition.
4 Variance December 2006 quarter on September 2006 quarter – increase (decrease).
5 Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER AND YEAR

FOURTH QUARTER

The December quarter was marked by an improved operational performance, with production 4% higher to 1.469Moz and total cash costs slightly lower at $309/oz, both in line with company forecasts. The price received for the quarter was also well within the estimated range, at $578/oz, or 6% below the average spot price, as the company continued its strategy of delivering into the hedge book as fully as possible.

Adjusted headline earnings for the quarter, at $46m, were reduced by year-end accounting adjustments that amounted to $100m. Of this, non-cash charges of $42m related to the vesting of certain share-based awards, as well as the company's employee share ownership plan and black economic empowerment scheme. The remaining $56m was related to redundancy costs at Obuasi in Ghana and changes to both current, deferred and indirect tax provisions, as well as rehabilitation and amortisation charges.

During the fourth quarter, the company experienced 12 fatal accidents, of which the seismic event at TauTona claimed the lives of five employees in late October. The group's fatal injury frequency rate (FIFR) for the quarter regressed 29%, from 0.21 to 0.27 per million man hours worked. The lost-time injury frequency rate (LTIFR) improved by 14%. For the year, the FIFR, at 0.22, represented a 57% increase, and a significant deterioration in what had been an improving safety trend. The LTIFR also regressed for the year by 14%, notwithstanding solid safety performances from several operations, including Cripple Creek & Victor, which has operated without a lost-time injury since November 2003. The AngloGold Ashanti management team is determined to improve the company's safety performance, with the objective of achieving injury and fatality-free workplaces.

While there were improvements at Tau Lekoa and Moab Khotsong and a particularly strong performance from Kopanang due to a 12% yield increase, production from the South African assets was marginally lower this quarter. In particular, lower tonnes treated at Great Noligwa and lower yields at Savuka resulted in production declines, while at TauTona, production was reduced by seismicity concerns that halted mining on several panels. Total cash costs for the South African assets were well-contained quarter-on-quarter at R62,888/kg.

Of the other African assets, Sadiola in Mali and Geita in Tanzania reported production increases of 9% and 10%, respectively, after recovered grade improved 21% at Sadiola and 17% at Geita over the quarter. Siguiri in Guinea also posted strong results, with production 24% better to 77,000oz as a result of higher tonnage throughput and total cash costs 12% lower. The Ghanaian operations had a mixed quarter, with production 4% higher at Obuasi and 11% lower at Iduapriem, in both cases the result of grade changes. The sale of Bibiani, also in Ghana, to Central African Gold plc, was completed in December for a consideration of $40m which resulted in a profit on disposal of assets of $25m.

The international assets reported generally strong results, particularly at Sunrise Dam in Australia, where production was 42% higher and total cash costs 17% lower as mining progressed in the open-pit to higher grade areas as planned. Cripple Creek & Victor in Colorado also saw a significant production increase to 86,000oz, while in South America, production was generally steady at the Brazilian operations but 22% lower at Cerro Vanguardia in Argentina due to lower grades.

YEAR

For the year ended 31 December 2006, gold production was 9% lower at 5.635Moz. This year-on-year decline was largely attributable to a significantly reduced contribution from Geita due to the delayed cut-back of the operation's main pit. Production decreases at Bibiani as it phased into closure mode, as well as at Great Noligwa due to lower yields also contributed to the group's overall production decline, as did the restructurings of Savuka and Tau Lekoa to achieve higher profitability at lower production rates.

Although total cash costs for the year increased 10% to $308/oz, the company's stringent approach to cost management, particularly in the face of rising commodity input prices, yielded $73m in cost-savings during 2006. The majority of this, or $50m, was again derived from the South African operations, from which $144m in savings was also obtained in 2005. Adjusted headline earnings doubled year-on-year to $413m, representing strong leverage to the gold price despite these cost pressures.

In 2006, AngloGold Ashanti recorded an increase in total ore reserves before depletion of 10.1Moz. After depletion, this represents a 6% increase year-on-year, from 63.3Moz in 2005 to 66.9Moz in 2006. Significant additions included 2.9Moz at Mponeng due to the inclusion of the VCR Below 120 Level project, and 1.1Moz at Cripple Creek & Victor as a result of a planned extension of that operation's life.

The company's total Mineral Resource before depletion increased by 14.1Moz for the year. After depletion, this represents an increase of 5.8Moz, from 175.8Moz in 2005 to 181.6Moz in 2006.

Significant additions included 5.2Moz at Obuasi as a result of exploration and changes in the estimation methodology of the below-50 level area and 2.1Moz each at Boddington, Geita and Navachab, primarily due to successful brownfields exploration.

A dividend of 240 South African cents (33 US cents)/ share has been declared for the six months ended 31 December 2006.

The company is pleased to welcome Mr Sipho Pityana to its Board of Directors, effective 13 February 2007. Sir Sam Jonah simultaneously announced his resignation from the Board, effective immediately. AngloGold Ashanti wishes to thank Sir Sam his years of dedicated service to the company.

Looking ahead, and taking into account the impact of the recent slope failure at Geita together with a revised mining strategy at TauTona due to seismicity, production for the first quarter is estimated to be 1.34Moz at an average total cash cost of $327/oz assuming the following exchange rates: R7.50/$, A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$. Capital expenditure is estimated at $272m and will be managed in line with profitability and cash flow.

The table below provides guidance for the year in respect of forecast ounces, total cash costs and capital expenditure. In 2007, AngloGold Ashanti expects production to increase to approximately 5.8Moz.

Total cash costs are anticipated to be $309/oz, based on the following exchange rate assumptions: R7.50/$, A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$. Capital expenditure for the year is estimated to be $1,070m.

Operational forecast for 2007

Operation	Forecast Production Ounces (000)	Expected Cash Cost US$/oz*	Forecast Capital Expenditure US$m**
SOUTH AFRICA	**2,500**	**286**	**363**
Vaal River			
Great Noligwa	580	295	40
Kopanang	470	260	58
Tau Lekoa	160	426	15
Surface Operations	120	300	-
Moab Khotsong	80	470	80
West Wits			
Mponeng	550	249	87
Savuka	70	372	4
TauTona	470	252	79
ARGENTINA	**200**	**263**	**23**
Cerro Vanguardia	200	260	23
AUSTRALIA	**580**	**275**	**346**
Sunrise Dam	580	266	34
Boddington	-	-	312
BRAZIL	**410**	**202**	**84**
AngloGold Ashanti Brasil Mineração	320	178	65
Serra Grande	90	244	19
GHANA	**570**	**369**	**133**
Iduapriem	170	403	46
Obuasi	400	355	87
GUINEA	**270**	**399**	**14**
Siguiri	270	399	14
MALI	**480**	**327**	**13**
Morila – Attributable 40%	200	297	4
Sadiola – Attributable 38%	170	364	7
Yatela – Attributable 40%	110	326	2
NAMIBIA	**80**	**359**	**5**
Navachab	80	359	5
TANZANIA	**400**	**479**	**53**
Geita	400	479	53
NORTH AMERICA	**310**	**276**	**25**
Cripple Creek & Victor	310	267	25
Other	-	-	10
AngloGold Ashanti	**5,800**	**309**	**1,070**

*   Assumes the following exchange assumptions to the US dollar: R7.50/$, A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$.
**   Capital expenditure is managed in line with earnings and cash flow, and may fluctuate accordingly.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, lower off-reef mining resulted in a 3% grade increase. Despite this, gold production declined marginally to 4,640kg (149,000oz). Total cash costs improved by 12% to R54,393/kg ($232/oz), mainly as a result of an improved by-product contribution. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 9% to R256m ($35m) due to declines in both volume and the price received.

The Lost-Time Injury Frequency Rate (LTIFR) was 11.49 lost-time injuries per million hours worked (14.74 for the previous quarter). Regrettably, two people were fatally injured in separate fall of ground incidents during the quarter.

At **Kopanang**, yield improved 12% following increased mining of the operation's higher-grade sections and production consequently improved 6% to 3,657kg (118,000oz). Total cash costs, which were positively affected by the higher production and lower power charges, decreased 5% to R61,570/kg ($262/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives, at R201m ($27m), was marginally lower than that of the previous quarter.

The LTIFR was 13.75 (14.36). Regrettably, one person died in a fall of ground incident.

Production at **Moab Khotsong** rose 25% quarter-on-quarter to 411kg (13,000oz) and total cash costs consequently improved 24% to R116,485/kg ($498/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives increased 19% to R43m ($6m) following lower cost efficiencies as the operation builds up to full production, combined with a reduced price received.

The LTIFR was 9.53 (18.64). Regrettably, one person was fatally injured by a fall of ground incident.

At **Tau Lekoa,** gold production increased by 2% to 1,387kg (45,000oz) following adjustments made to the stoping width, which resulted in a 21% yield improvement. Total cash costs also benefited from the lower stoping width, as well as from seasonally lower power charges, declining 8% to R87,829/kg ($373/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives was R25m ($3m) versus a profit of R19m ($3m) in the previous quarter due to declines in both volume and the price received.

The LTIFR was 24.22 (30.67).

At **Mponeng**, a combination of increased off-reef mining and backfill availability problems resulted in a production decrease of 5% to 4,595kg (148,000oz), notwithstanding a significant production and cost outperformance for the year. Total cash costs, at R57,887/kg ($247/oz), were 16% higher primarily due to the lower production and the payment of back-dated labour performance bonuses during the quarter. As a consequence, gross profit adjusted for the effect of unrealised non-hedge derivatives declined 30% to R224m ($30m).

The LTIFR was 12.17 (13.40).

Production at **Savuka** was 19% lower to 654kg (21,000oz), after decreases in both face advance and reef-area mining resulted in a 13% yield decline.

Total cash costs accordingly increased 17% to R79,339/kg ($339/oz) and gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 22% to R38m ($5m).

The LTIFR was 13.97 (20.51).

At **TauTona**, production declined 10% to 3,604kg (116,000oz) after concerns about seismicity halted mining on several panels and resulted in lower volume mined for the quarter. As a result, total cash costs increased 17% to R65,013/kg ($277/oz) and gross profit adjusted for the effect of unrealised non-hedge derivatives declined 34% to R147m ($20m).

The LTIFR was 17.27 (16.40). Regrettably, five people were killed in a seismically-induced fall of ground incident in October.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased 22% to 43,000oz, primarily due to lower feed grade as planned. Total cash costs rose 60% to $340/oz as a result of reductions in both gold production and the silver by-product credit. Gross loss adjusted for the effect of unrealised non-hedge derivatives was $1m, versus a profit of $10m in the previous quarter. This significant decline was the result of the lower production and higher total cash costs, combined with a lower price received.

The LTIFR was 1.97 (8.51).

AUSTRALIA

At **Sunrise Dam,** mining progressed in the open-pit to the higher grade areas as planned, with recovered grade 35% better to 4.2g/t and tonnes treated 18% higher. Production consequently increased to a record 153,000oz, a 42% improvement quarter-on-quarter. Total cash costs accordingly decreased by 17% to A$380/oz ($293/oz), which also resulted in a 20% increase in gross profit adjusted for the effect of unrealised non-hedge derivatives to A$55m ($43m), despite a decrease of 23% in the price received.

The underground project, where mining continues to access the high-grade Western Shear zone ore, continued to supplement Sunrise Dam production.

Development is also accessing further ore in the Dolly, Mako and Watu lodes. During the quarter, 235m of underground capital development and 2,062m of operational development were completed.

The LTIFR was 0 (4.71).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production increased 3% to 69,000oz, reflecting better results from heap leaching activities, in addition to higher production from the Cuiabá mine as the expansion project was completed. Total cash costs improved 7% to $192/oz due to better grades at Cuiabá and a higher sulphuric acid by-product credit. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 39% to $32m, primarily as a consequence of improvements in production and in the price received.

The LTIFR was 2.15 (2.70).

At **Serra Grande** (50% attributable), gold production remained steady at 24,000oz. Total cash costs rose 7% to $207/oz, however, due to higher expenditures on equipment maintenance and replacement mill liners. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 14% to $8m as an improved price received offset the effect of higher total cash costs.

The LTIFR was 2.32 (0.00).

GHANA

On 1 December, the sale of **Bibiani** to Central African Gold plc was completed for a consideration of $40m. As a consequence, reported production was derived from only two of the quarter's three months and was composed entirely of the reclamation of the lower phases of the slimes dams, which resulted in a decrease of 38% to 5,000oz. In spite of the lower production, total cash costsimproved 28% to $508/oz as a result of savings obtained from the general downscale of the operation combined with the fact that a third quarter contractor settlement was not repeated in the fourth quarter. These factors also contributed to a significant improvement in gross profit adjusted for the effect of unrealised non-hedge derivatives to $4m, versus a loss of $2m in the previous quarter.

The LTIFR was 0.00 (4.45).

At **Iduapriem** (85% attributable), production declined 11% to 39,000oz as a result of the combined effect of mill stoppages and lower grades. Total cash costs consequently rose 8% to $366/oz and gross profit adjusted for the effect of unrealised non-hedge derivatives declined 33% to $2m.

The LTIFR was 1.12 (0.00).

At **Obuasi,** improved grade resulted in a 4% production increase to 98,000oz. Total cash costs, however, increased by 13% to $437/oz due to higher royalty costs associated with the rising gold price, as well as inflation-related increases of the fuel price and contractor rates. The ongoing power rationing exercise currently underway in Ghana also impacted negatively on costs. Gross loss adjusted for the effect of unrealised non-hedge derivatives increased to $22m, compared with $12m in the previous quarter, mainly due to once-off retrenchment costs of $15m following a right-sizing exercise carried out at the operation in December.

The LTIFR was 2.63 (2.05). The mine achieved 2 million fatality free shifts in the last month of the quarter.

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), production increased 24% to 77,000oz, mainly due to higher tonnage throughput. Total cash costs consequently fell 12% to $383/oz and gross loss adjusted for the effect of unrealised non-hedge derivatives, at $3m was the same as the third quarter.

The LTIFR was 1.23 (0.00). Regrettably, two of the mining contractor's employees died in an accident between a haul truck and a light vehicle in December.

MALI

At **Morila** (40% attributable), production decreased 4% to 48,000oz due to a 10% decline in recovered grade that was partially offset by increased tonnage throughput. Total cash costs increased 14% to $317/oz as a result of the lower production. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $13m, was 7% lower due to declines in both production and the price received.

The LTIFR was 1.18 (2.22).

At **Sadiola** (38% attributable), production increased 8% to 50,000oz due to a 21% increase in recovered grade, a function of the treatment of both sulphide and oxide ore during the quarter as opposed to the exclusive treatment of the lower-grade oxide ore during the previous quarter. An 11% decrease in tonnage throughput partially offset the effect of the grade increase. Total cash costs were marginally lower at $277/oz, with the higher operating costs associated with the treatment of sulphide ore somewhat mitigating the impact of higher grades. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined 14% to $12m due to a lower price received.

The LTIFR was 0.98 (0.00).

At **Yatela** (40% attributable), production remained constant at 34,000oz. Tonnage stacked was 36% higher than during the previous quarter but was not matched by increased gold production due to the delay in the release of high-grade ounces stacked in December. Total cash costs were 5% lower, at $222/oz, due to economy of scale benefits associated with the increase in tonnage stacked. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 75% to $14m due to a credit adjustment on restoration and decommissioning charges during the quarter.

The LTIFR was 1.66 (0.00). Regrettably, a conveyor belt accident led to a fatality at Yatela in the last month of the quarter.

NAMIBIA

Gold production at **Navachab,** at 20,000oz, was 13% lower than that of the previous quarter due to declines in both recovered grade and tonnage throughput, which was adversely affected during the quarter by a major mill relining. Total cash costs increased 18% to $303/oz due to the lower production. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 33% to $4m as a result of declines in both production and price received.

The LTIFR was 0.00 (8.46).

TANZANIA

Production at **Geita** improved 10% to 80,000oz, primarily as a consequence of a 17% increase in recovered grade. Total cash costs, however, were 9% higher to $586/oz due to increased expenditure on equipment maintenance and an unfavourable adjustment for excess waste stripping. Gross profit adjusted for the effect of unrealised non-hedge derivatives rose from a loss of $7m in the previous quarter to a break-even point in the fourth quarter as a result of the improved production.

The LTIFR was 0.34 (0.68).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), production increased 25% to 86,000oz as solution flows on the leach pad returned to normal levels. Because leach pad accounting assigns the historic average cost per recoverable ounce placed on the pad to each ounce produced, the significantly higher fuel prices and inflation-related wage increases that have affected CC&V over the course of the last two years resulted in a 7% increase in total cash costs to $259/oz for the fourth quarter of 2006. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $23m, was $20m higher than that of the previous quarter due to the improved production and a better price received.

The LTIFR was 0.00 (0.00). In December, CC&V achieved 37 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $32m ($16m expensed, $16m capitalised) during the fourth quarter of 2006, compared to $26m ($16m expensed, $10m capitalised) in the previous quarter.

BROWNFIELDS EXPLORATION

In **Australia**, at Sunrise Dam, exploration focused on completing infill drilling for the underground project targets at Cosmo, Hammerhead and West of Western Shea and drilling of the Tiger target commenced in December. Significant results were received in all targeted lodes. At the Boddington mine, six diamond drilling rigs were employed to advance Resource conversion and near-mine pit extension exploration.

At Siguiri, in **Guinea**, infill and extension drilling continued at the Kintinian and Sintroko prospects, as did a drill programme to upgrade the spent heap leach pad from an Inferred to Indicated Resource. The potential re-treatment of the pad through the new CIP plant is under investigation. Diamond drilling to establish the structural controls of the mineralisation at Foulata, located 35km west of the current Siguiri operation, also recommenced.

At Geita, in **Tanzania**, three diamond drill holes were completed at the Star & Comment gap area, with results pending. Limited drilling at the Area 3 West – Central prospect and reconnaissance drilling at the Mabe and Star & Comet North prospects both returned encouraging results.

At Morila in **Mali**, the grant-wide exploration programme encountered some broad, low-grade zones but most holes have shown insignificant intersections. At Sadiola, infill drilling commenced on upgrading Inferred Resources to Indicated for the Deep Sulphide Project.

At Navachab**,** in **Namibia,** drilling of the Gecko Central and Anomaly 16 prospects has been completed and geostatistical modelling is underway. Scout drilling of the Pub Grid anomalies has commenced, with some encouraging results. Thirty-three Reverse Circulation (RC) holes totalling 4,130m have been completed around the area of the main pit as part of the western pushback evaluation.

In **Argentina,** at Cerro Vanguardia, resource reconnaissance drilling has been largely completed.

At Córrego do SÍtio, in **Brazil**, infill drilling conversion of open-pit Resources to Reserves continued and new orebodies are being probed.

At Cripple Creek & Victor in the **United States**, drill results within the Life of Mine Extension Project area have been encouraging and additional modelling has been completed. Development drilling continues in the South Cresson Deposit to define final pit depths and high wall designs.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued during the fourth quarter in Australia, Colombia, DRC, China, Laos, Philippines, and Russia.

In **Australia**, encouraging drill results were again obtained at the Tropicana joint venture project from both the Tropicana and Havana zones. At Tropicana, RC and diamond drilling was focused on 50m by 100m spaced infill holes designed to test mineralisation down-dip on selected sections and to better define the orientation of high-grade shoots. Better results received from Tropicana during the quarter include: 12.0m @ 7.0g/t (includes 9.0m @ 9.14g/t), 19.0m @ 3.78g/t (includes 11.0m @ 6.14g/t), 26.0m @ 3.04g/t (includes 13.0m @ 3.87g/t), 19.0m @ 2.86g/t (includes 17.0m @ 3.11g/t), 15.0m @ 3.09g/t (includes 4.0m @ 8.78g/t).

At Havana, RC and diamond drilling returned results including 33.0m @ 2.57g/t (includes 22.0m @ 3.59g/t), 10.0m @ 4.18g/t (includes 8.0m @ 5.13g/t), 10m @ 5.3g/t, 11m @ 3.4g/t, 21.0m @ 4.03g/t (includes 14.0m @ 5.75g/t), 30.0m @ 4.45g/t (includes 17.0m @ 6.95g/t), 63.0m @ 2.98g/t (includes 40.0m @ 3.79g/t), and 18.0m @ 3.93g/t (includes 14.0m @ 4.84g/t).

Regional exploration programmes continued at an accelerated pace in **Colombia** during the fourth quarter. Follow-up drilling was undertaken on AngloGold Ashanti's bulk-tonnage targets at Gramalote and Quinchia, located in the Antioquia and Middle Cauca regions, respectively, together with the initial drill testing of the joint venture prospects El Carmen (with local partner Mineros) and San Martin (with Bema Gold). Results for this latest drilling are pending.

Drill target definition on AngloGold Ashanti's new La Colosa gold-copper porphyry prospect also advanced, with drill testing expected to commence during the first quarter of 2007.

During the fourth quarter, drilling in the Mongbwalu region of the **DRC**, focused on evaluating the resource potential of the Pluto sector, located to the north-east of the historical Adidi-Kanga mines. Additional open-pit resource potential has also been identified to the north in the Issuru sector, and drilling of this target is expected to commence during the first quarter. Follow-up drilling was also completed in the "DD051" sector (located south-east of Adidi-Kanga, and with a previously reported intercept of 13.74m @ 6.40g/t from 57m) and around the known mineralisation in the Nzebi mine. Results are pending. The best results obtained from the Mongbwalu area included: 6.05m @ 20.29g/t (DDH084: 127.3 – 133.25m, Nzebi area), 3.39m @ 7.87g/t (DDH116: 102.94 – 106.33m, Adidi area), 5.53m @ 8.14g/t (DDH134: 260.7 – 266.23m; Pluto area).

In the first quarter of 2007, an additional two RC rigs will arrive on-site to assist with infill drilling and an airborne geophysical survey will be flown over the Mongbwalu District to cover the central Mongbwalu area, together with the Galaya-Lodjo prospects (located 20km to the north of Mongbwalu) and the Kilo-Camp III gold camp to the south-east.

In **Russia**, drafting of the Polymetal Strategic Alliance agreements continued. On the completion of the Sale and Purchase Agreement with Trans-Siberian Gold, which is close to finalisation, the Veduga and Bogunay projects will be incorporated into the Polymetal Strategic Alliance. A targeting and budget preparation meeting was held in Krasnoyarsk for the Veduga project, which resulted in the definition of 19 targets for evaluation in 2007.

In **China**, a second cooperative joint venture (CJV) was signed with local partners at the Jinchanggou Project in Gansu Province. The process of registering the CJV and applying for the business licence has now commenced. This follows AngloGold Ashanti's first CJV at Yili-Yunlong in Xinjiang Province.

In the **Philippines**, work continued on finalising the Mapawa joint venture agreement with Red 5. Final tenement grant for Mapawa is now awaited from the Manila Central Mines and Geosciences Bureau, the granting of which will allow more detailed exploration of the area to commence.

In **Laos**, regional reconnaissance stream sediment / rock chip sampling and mapping programmes were conducted in two areas of north-western Laos under the joint venture with Oxiana Limited. A technical review of the Truongson fold belt, which hosts the Sepon and Phu Bia copper-gold mines, identified a number of areas analogous to these deposits. Field visits to the highest priority target areas are in progress to determine the existence of favourable geology, structures and mineralisation.

Review of the **gold market**

Over the fourth quarter of 2006, spot gold traded in a range of $88, from a low of nearly $561/oz to a high of $649/oz. The fourth quarter range, similar to that of the previous quarter, highlighted the increasing stability of the gold market, which was also evidenced in that the spot price remained above $600/oz throughout the last two months of the quarter.

The average spot price for the quarter of $614/oz represents a decline of approximately $7/oz or 1.3% from that of the third quarter, resulting in a an average spot price for the year of $604/oz. While this marks a retreat from the 26-year high of $725/oz that was reached in May 2006, it also represents a 36% increase on the average annual gold price in 2005, and the greatest annual gain since 1980.

The average rand gold price for the fourth quarter was R143,725/kg, generally in line with that of the previous quarter. The average annual rand gold price was R131,320/kg, a 44% increase over that of 2005.

PHYSICAL MARKET

While the gold price volatility that characterised the first half of 2006 contributed heavily to the 16% decline in global jewellery offtake for the year, lower prices and, in particular, renewed price stability in the third and fourth quarters saw some pent-up demand surges from key markets such as India, which posted record gold imports even as the price steadied above $600/oz.

This was less evident in the Middle East, where the combination of high and volatile gold prices early in the year resulted in a 22% decline in fabrication, despite a late-year recovery. Chinese jewellery fabrication, however, increased approximately 5% for the year, supported primarily by higher local consumption, while the North American retail market shifted to lighter carat and mixed material jewellery in the face of volatile gold prices. This shift negatively affected local gold fabrication and resulted in a 19% decline in jewellery imports, impacting the key jewellery-producing markets of Italy and Turkey, where fabrication fell 40% in the first ten months of the year.

INVESTMENT MARKET

The confirmation in November that sales in the second year of the second Central Bank Gold Agreement (CBGA) were 104t lower than the permissible ceiling of 500t provided a bullish signal for both the gold market and investors in the fourth quarter. Most market analysts continue to speculate that the CBGA signatories are indeed unlikely to fulfil their full quota for the remaining three years of the second agreement.

On 31 January, the IMF announced that its independent advisory group had recommended the sale of 400t of its total 3,217t gold holding in order to meet an expected shortfall in annual revenue. While this remains a recommendation and an official IMF decision is yet to be taken, it should be noted that the terms of the recommendation state that the potential sale would not add to the announced volume of sales from official sources and should be handled in such as way so as to avoid causing disturbances to the broader gold market.

Exchange traded gold holdings grew by over 14%, or 77.5t, in the fourth quarter, resulting in a worldwide investment in gold ETFs valued at $12.8bn by the close of 2006. Also notable was new investor interest in physical gold towards the end of the year, with both gold bullion coins and small bars seeing steady demand, possibly related to the emergence over the course of the year of increased "safe haven" buying driven by a sense of rising geopolitical and economic insecurity.

Trading in the gold futures market was restrained over the quarter and, on average, the net long positions reported by the Commodities Future Trading Commission, fell 15% quarter-on-quarter.

PRODUCER HEDGING

Preliminary figures for 2006 indicate that gold producers reduced hedges by more than 400t of gold during the year, through delivering into contracts and unwinding gold hedge contracts.

This is the highest annual figure recorded and is approximately five times the reduction seen in 2005.

CURRENCIES

Recovering somewhat from the economic and political uncertainty that featured strongly in the third quarter, the rand gained ground against the US dollar during the fourth quarter, opening at R7.75/$ and closing at R6.97/$. However, quarter-on-quarter, the average rand dollar exchange rate weakened by 2% to R7.31. For the full year, the average rand dollar exchange rate was R6.77/$, some 6.3% weaker that the previous year's average of R6.37/$.

Against the euro, the US dollar weakened slightly during the quarter, averaging $/€1.29 versus the third quarter average of $/€1.27. Looking forward, the market consensus for 2007 is for a weaker US dollar due to an expected slowing of the US economy and the continuation of the "twin deficit" problem, thus giving further support to the gold price.

HEDGING

As at 31 December, the net delta hedge position of AngloGold Ashanti was 10.16Moz or 316t, valued at the spot gold price at the quarter-end of $636.30/oz, $35.20/oz higher than that of the previous quarter. This net delta position reflects an increase of some 0.66Moz or 20t quarter-on-quarter, due to the higher fourth quarter-end gold price, offset by decreases related to maturing hedge contracts, buybacks and other delta-reducing strategies as part of a broader hedge reduction strategy.

The marked-to-market value of the hedge position as at 31 December 2006 was a negative $2.9bn (at 30 September 2006: negative $2.78bn). The increase in the marked-to-market position was primarily due to the higher gold price of $636.30/oz offset by the lower prevailing exchange rates, interest rates and volatilities prevailing at quarter-end, combined with the impacts of the changed hedge position quarter-on-quarter.

The price received by the company for the quarter was $578/oz, $36/oz or some 6% below the average spot price for the period of $614/oz.

The company continues to actively manage its hedge position in a value accretive manner and during the quarter a number of hedge contracts maturing in the near-term were restructured into longer dated options contracts. A number of the short dated long positions from the fourth quarter 2006 were rolled out into 2007 resulting in a net long dollar gold position of 12,957kg at an average of $639/oz for 2007. These long positions will be integrated into the hedge book and used to reduce hedging commitments in future periods, in line with past practice.

Looking to 2007, and assuming a gold price range similar to that seen last year, the received gold price for the group is likely to be some 8% to 10% below the spot gold price.

In order to simplify the reporting effect of the gold hedges on the received price, from 1 January 2007, AngloGold Ashanti will in its group financials show an average received gold price, which will be similar across all of its mines.

Hedge position

As at 31 December 2006, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.16Moz or 316t (at 30 September 2006: 9.50Moz or 296t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.903bn (negative R20.324bn) as at 31 December 2006 (at 30 September 2006: negative $2.777bn or R21.56bn). This value at 31 December 2006 was based on a gold price of $636.30/oz, exchange rates of R7.001/$ and A$/$0.7886 and the prevailing market interest rates and volatilities at that date.

As at 12 February 2007, the marked-to-market value of the hedge book was a negative $3.147bn (negative R22.73bn), based on a gold price of $664.50/oz and exchange rates of R7.225/$ and A$/$0.7736 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	19,622	22,817	21,738	14,462	12,931	24,307	115,877
	US$/oz	$301	$314	$316	$347	$397	$418	$347
*Forward contracts (Long)	Amount (kg)	12,957						12,957
	US$/oz	$639						$639
Put options purchased	Amount (kg)	1,455						1,455
	US$/oz	$292						$292
Put options sold	Amount (kg)	19,259	11,555	3,748	1,882	1,882	5,645	43,971
	US$/oz	$612	$587	$530	$410	$420	$440	$559
Call options purchased	Amount (kg)	14,252	6,503					20,755
	US$/oz	$398	$432					$409
Call options sold	Amount (kg)	47,779	46,776	41,148	32,036	36,188	51,295	255,222
	US$/oz	$475	$466	$473	$458	$492	$564	$491
RAND GOLD								
Forward contracts	Amount (kg)	2,138		933				3,071
	Rand per kg	R91,299		R116,335				R98,769
Call options sold	Amount (kg)	311		2,986	2,986	2,986		9,269
	Rand per kg	R108,123		R202,054	R216,522	R230,990		R212,885
A DOLLAR GOLD								
Forward contracts	Amount (kg)	7,465	2,177	3,390	3,110			16,143
	A$ per oz	AUD 669	AUD 656	AUD 649	AUD 683			AUD 666
Put options purchased	Amount (kg)	4,977						4,977
	A$ per oz	AUD 826						AUD 826
Put options sold	Amount (kg)	5,910						5,910
	A$ per oz	AUD 800						AUD 800
Call options purchased	Amount (kg)	3,732	3,110	1,244	3,110			11,196
	A$ per oz	AUD 668	AUD 680	AUD 694	AUD 712			AUD 686
Call options sold	Amount (kg)	6,532						6,532
	A$ per oz	AUD 847						AUD 847
** Total net gold:	Delta (kg)	(36,687)	(54,993)	(62,616)	(45,773)	(46,952)	(68,991)	(316,012)
	Delta (oz)	(1,179,513)	(1,768,063)	(2,013,148)	(1,471,634)	(1,509,540)	(2,218,109)	(10,160,007)

* Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

** The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2006.

Rounding of figures may result in computational discrepancies.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	43,545	43,545					87,090
	$ per oz	$7.40	$7.66					$7.53
Put options sold	Amount (kg)	43,545	43,545					87,090
	$ per oz	$5.93	$6.19					$6.06
Call options sold	Amount (kg)	43,545	43,545					87,090
	$ per oz	$8.40	$8.64					$8.52

The following table indicates the group's currency hedge position at 31 December 2006

	Year	2007	2008	2009	2010	2011	2012-2016	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	$15,000						$15,000
	US$/R	R7.61						R7.61
Put options sold	Amount ($)	$40,000						$40,000
	US$/R	R7.08						R7.08
Call options sold	Amount ($)	$55,000						$55,000
	US$/R	R7.34						R7.34
A DOLLAR (000)								
Forward contracts	Amount ($)	73,518	20,000					93,518
	A$/US$	AUD 0.76	AUD 0.73					AUD 0.75
Put options purchased	Amount ($)	10,000						10,000
	A$/US$	AUD 0.76						AUD 0.76
Put options sold	Amount ($)	10,000						10,000
	A$/US$	AUD 0.78						AUD 0.78
Call options sold	Amount ($)	10,000						10,000
	A$/US$	AUD 0.75						AUD 0.75

Derivative analysis by accounting designation as at 31 December 2006

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(516)	-	(1,056)	(1,572)
Foreign exchange option contracts	-	-	(12)	(12)
Forward sale commodity contracts	(1,061)	(375)	108	(1,328)
Forward foreign exchange contracts	-	2	2	4
Interest rate swaps	(34)	-	39	5
Total hedging contracts	**(1,611)**	**(373)**	**(919)**	**(2,903)**
Option component of convertible bonds	-	-	(72)	(72)
Total derivatives	**(1,611)**	**(373)**	**(991)**	**(2,975)**

Rounding of figures may result in computational discrepancies.

Ore Reserves Statement

Mineral Resources

The 2006 Mineral Resource increased by 14.1Moz to 181.6Moz before depletion. After a depletion of 8.3Moz the increase is 5.8Moz. Mineral Resources were estimated at a gold price of $650/oz in contrast to the $475/oz used in 2005. This change in economic assumptions from 2005 to 2006 resulted in the Mineral Resources increasing by 5.8Moz, while successful exploration and revised modelling resulted in a further increase of 7.6Moz, and other minor changes accounted for additional 0.7Moz.

	Moz
December 2005 Mineral Resources	**175.8**

Reductions

2006 Total Depletion	-8.3
TauTona, areas on both the Ventersdorp Contact Reef and Carbon Leader Reef Shaft Pillars were determined not to have economic potential	-1.9
Moab Khotsong, due to new exploration drilling	-1.4
Sadiola, due to a change in methodology when compared to the 2005 Mineral Resource	-0.9
Bibiani Mine, due to sale of asset	-0.9
Other, total of non-significant changes	-0.5

Additions

Obuasi, due to exploration and changes in estimation methodology below 50 level area	5.2
Boddington, due to successful exploration	2.1
Navachab, due to successful exploration, increased gold price and improved mining efficiencies	2.1
Geita, due to revised Mineral Resource Models, successful exploration and increased gold price	2.1
Siguiri, due to successful exploration and increased gold price	1.5
Savuka, due to increased gold price	1.2
Cripple Creek & Victor, due to successful exploration and gold price	1.1
Iduapriem, due to increased gold price	0.7
Cerro Vanguardia, due to successful exploration	0.6
West Wits Surface, due to inclusion of tailing dams as a result of the increased gold price	0.5
Serra Grande, due to the successful exploration in the open-pit and Mina Nova areas	0.2
Yatela, due increased gold price	0.2
Other, total of non-significant changes	2.0

December 2006 Mineral Resources	**181.6**

Rounding of figures may result in computational discrepancies.

Ore Reserves

The 2006 AngloGold Ashanti Ore Reserves increased by 16% or 10.1Moz before depletion. After depletion, this increase amounted to 3.6Moz, or 6%. A gold price of $550/oz was used for Ore Reserve estimation in contrast to the $400/oz used in 2005. This change in the economic assumptions from 2005 to 2006 resulted in the Ore Reserves increasing 3.7Moz, while exploration and modelling changes resulted in a further addition of 6.6Moz. A reduction of 0.1Moz was due to the sale of Bibiani.

The primary reasons for the changes are as follows:

	Moz
December 2005 Ore Reserves	**63.3**
Reductions	
2006 Total Depletion	-6.5
Moab Khotsong, due to drop in values as a result of exploration drilling	-0.4
Bibiani Mine, due to sale of asset	-0.1
Other, total of non significant changes	-0.4
Additions	
Mponeng, due to the inclusion of the VCR below 120 level project and higher gold price	2.9
Cripple Creek & Victor, due to planned extension of life	1.1
Sadiola, due to the inclusion of the Deep Sulphide Project	1.0
Boddington, due to upgrade of Inferred Mineral Resources in the Pit and increased gold and copper prices	0.7
Sunrise Dam, due to inclusion of North-Wall Cutback and Cosmo Orebodies because of an increased gold price	0.7
Iduapriem, due to increased gold price	0.5
Tau Lekoa, due to increased gold price	0.5
AngloGold Ashanti Brasil Mineração, due to Córrego do Sítio Sulphide exploration drilling and Cuiabá Development	0.5
Cerro Vanguardia, due to successful exploration programme and increased gold price	0.4
Siguiri, additional pit included due to increased gold price	0.4
Navachab, due to the increased gold price marginal ore is now economic and the pit is larger	0.3
Savuka, due to the increased gold price	0.3
Yatela, due to the inclusion of an additional cutback	0.2
Serra Grande, due to incorporation of an open-pit and the development of levels with higher tons than expected	0.2
Morila, due to the increased gold price marginal ore is now economic	0.1
Other, total of non-significant changes	1.4
December 2006 Ore Reserves	**66.9**

Rounding of figures may result in computational discrepancies.

By-products

A number of by-products will be recovered as a result of processing the Gold Ore Reserves. These include 11,800t of uranium from the South African operations, 0.19Mt of Copper from Australia, 0.50Mt of Sulphur from Brazil and 24.5Moz of silver from Argentina.

Competent persons

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.

The competent person for AngloGold Ashanti Exploration is:
• E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 16 years experience.

Competent persons for AngloGold Ashanti's Mineral Resources are:
• VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 21 years experience.

• MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 27 years' experience.

Competent persons for AngloGold Ashanti's Ore Reserves are:

• CE Brechtel, MSc (Mining Engineering), MAusIMM, 31 years' experience.
• D L Worrall, ACSM, MAusIMM, 26 years' experience.
• J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 20 years' experience.

The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCES AND ORE RESERVES

ORE RESERVES BY COUNTRY
(as at 31 December 2006)

		METRIC			IMPERIAL		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
South Africa	Proved	15.5	7.86	122.0	17.1	0.229	3.9
	Probable	181.6	3.99	724.7	200.2	0.116	23.3
	Total	**197.2**	**4.29**	**846.7**	**217.3**	**0.125**	**27.2**
Argentina*	Proved	0.9	7.09	6.1	0.9	0.207	0.2
	Probable	6.9	6.22	42.7	7.6	0.181	1.4
	Total	**7.7**	**6.32**	**48.8**	**8.5**	**0.184**	**1.6**
Australia*	Proved	54.9	1.18	64.7	60.5	0.034	2.1
	Probable	133.2	1.02	135.4	146.8	0.030	4.4
	Total	**188.0**	**1.07**	**200.1**	**207.3**	**0.031**	**6.4**
Brazil*	Proved	3.7	5.60	20.8	4.1	0.163	0.7
	Probable	10.3	7.40	76.3	11.4	0.216	2.5
	Total	**14.0**	**6.92**	**97.1**	**15.5**	**0.202**	**3.1**
Ghana*	Proved	50.8	2.13	108.2	56.0	0.062	3.5
	Probable	74.5	3.10	231.3	82.2	0.091	7.4
	Total	**125.3**	**2.71**	**339.5**	**138.1**	**0.079**	**10.9**
Guinea*	Proved	18.2	0.60	10.8	20.1	0.017	0.3
	Probable	52.7	0.85	45.0	58.1	0.025	1.4
	Total	**70.9**	**0.79**	**55.9**	**78.2**	**0.023**	**1.8**
Mali*	Proved	15.7	1.79	28.0	17.3	0.052	0.9
	Probable	20.8	2.85	59.1	22.9	0.083	1.9
	Total	**36.4**	**2.39**	**87.2**	**40.02**	**0.070**	**2.8**
Namibia	Proved	5.3	1.08	5.8	5.9	0.032	0.2
	Probable	10.1	1.63	16.5	11.2	0.048	0.5
	Total	**15.5**	**1.44**	**22.3**	**17.0**	**0.041**	**0.7**
Tanzania	Proved	4.0	0.97	3.9	4.5	0.028	0.1
	Probable	74.9	3.47	259.6	82.6	0.101	8.3
	Total	**79.0**	**3.34**	**263.6**	**87.0**	**0.097**	**8.5**
USA	Proved	93.4	0.93	87.0	103.0	0.027	2.8
	Probable	35.6	0.91	32.5	39.2	0.027	1.0
	Total	**129.0**	**0.93**	**119.5**	**142.2**	**0.027**	**3.8**
Totals*	Proved	262.4	1.74	457.2	289.2	0.051	14.7
	Probable	600.6	2.70	1 623.3	662.1	0.079	52.2
	Total	**863.0**	**2.41**	**2 080.5**	**951.3**	**0.070**	**66.9**

* Reserves attributable to AngloGold Ashanti

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCES BY COUNTRY [1]
(as at 31 December 2006)

		METRIC			IMPERIAL		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
South Africa	Measured	27.3	13.97	381.0	30.0	0.408	12.2
	Indicated	528.5	3.89	2,054.4	582.6	0.113	66.1
	Inferred	28.4	5.66	160.7	31.3	0.165	5.2
	Total	**584.2**	**4.44**	**2,596.1**	**643.9**	**0.130**	**83.5**
Argentina**	Measured	11.4	2.35	26.7	12.6	0.068	0.9
	Indicated	17.5	3.24	56.6	19.2	0.095	1.8
	Inferred	10.4	3.03	31.4	11.4	0.088	1.0
	Total	**39.2**	**2.93**	**114.7**	**43.2**	**0.085**	**3.7**
Australia**	Measured	71.2	1.08	76.6	78.5	0.031	2.5
	Indicated	213.9	0.87	186.3	236.8	0.025	6.0
	Inferred	233.3	0.73	170.3	257.1	0.021	5.5
	Total	**518.4**	**0.84**	**433.2**	**571.5**	**0.024**	**13.9**
Brazil**	Measured	8.6	6.16	52.7	9.4	0.180	1.7
	Indicated	18.5	7.35	136.3	20.4	0.214	4.4
	Inferred	25.7	7.11	182.9	28.3	0.207	5.9
	Total	**52.8**	**7.04**	**371.8**	**58.2**	**0.205**	**12.0**
Ghana**	Measured	82.1	3.60	295.7	90.4	0.105	9.5
	Indicated	93.3	4.77	445.4	102.9	0.139	14.3
	Inferred	43.9	6.47	284.2	48.4	0.189	9.1
	Total	**219.3**	**4.68**	**1,025.4**	**241.8**	**0.136**	**33.0**
Guinea**	Measured	18.7	0.60	11.2	20.6	0.018	0.4
	Indicated	74.1	0.83	61.5	81.6	0.024	2.0
	Inferred	131.4	0.66	86.4	144.8	0.019	2.8
	Total	**224.1**	**0.71**	**159.2**	**247.1**	**0.021**	**5.1**
Mali**	Measured	18.8	1.90	35.7	20.8	0.055	1.1
	Indicated	23.4	2.80	65.6	25.8	0.082	2.1
	Inferred	16.7	2.48	41.5	18.4	0.072	1.3
	Total	**59.0**	**2.42**	**142.8**	**65.0**	**0.071**	**4.6**
Namibia	Measured	11.4	0.81	9.3	11.6	0.024	0.3
	Indicated	53.8	1.29	69.1	59.3	0.037	2.2
	Inferred	33.7	1.16	38.9	37.1	0.034	1.3
	Total	**98.9**	**1.19**	**117.3**	**109.0**	**0.035**	**3.8**
Tanzania	Measured	4.0	0.97	3.9	4.5	0.028	0.1
	Indicated	114.2	3.32	379.2	125.8	0.097	12.2
	Inferred	24.3	3.09	75.2	26.8	0.090	2.4
	Total	**142.5**	**3.22**	**458.3**	**157.1**	**0.094**	**14.7**
USA	Measured	180.2	0.82	148.3	198.7	0.024	4.8
	Indicated	95.7	0.75	71.5	105.4	0.022	2.3
	Inferred	14.1	0.59	8.3	15.6	0.017	0.3
	Total	**290.0**	**0.79**	**228.1**	**319.7**	**0.023**	**7.3**
Totals**	Measured	433.7	2.40	1,041.1	478.1	0.070	33.5
	Indicated	1,232.8	2.86	3,525.8	1,259.0	0.083	113.4
	Inferred	561.9	1.92	1,079.9	619.4	0.056	34.7
	Total	**2,228.5**	**2.53**	**2,646.9**	**2,456.5**	**0.074**	**181.6**

** Resources attributable to AngloGold Ashanti

[1] Inclusive of the Ore Reserve component

Rounding of figures may result in computational discrepancies.

Group **operating results**

				Quarter ended		Year			Quarter ended		Year	
			Dec	Sep	Dec	Dec	Dec	Dec	Sep	Dec	Dec	Dec
			2006	2006	2005	2006	2005	2006	2006	2005	2006	2005
				Unaudited					Unaudited			
			Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	**3,296**	3,592	3,513	13,489	13,806	**3,633**	3,960	3,873	14,870	15,219
Yield	- g / t	/ - oz / t	**7.47**	6.98	7.23	7.20	7.31	**0.218**	0.204	0.211	0.210	0.213
Gold produced	- kg	/ - oz (000)	**24,611**	25,066	25,412	97,112	100,858	**791**	806	817	3,123	3,243
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**3,029**	3,273	2,056	12,414	8,061	**3,339**	3,608	2,266	13,684	8,885
Yield	- g / t	/ - oz / t	**0.52**	0.46	0.57	0.50	0.52	**0.015**	0.013	0.016	0.015	0.015
Gold produced	- kg	/ - oz (000)	**1,569**	1,497	1,161	6,246	4,228	**50**	48	37	201	136
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**44,614**	43,823	42,875	173,178	168,904	**49,179**	48,306	47,261	190,897	186,184
Treated	- 000 tonnes	/ - 000 tons	**7,242**	6,871	7,124	26,739	25,541	**7,983**	7,574	7,853	29,475	28,154
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.51**	5.56	4.35	4.82	5.02	**4.51**	5.56	4.35	4.82	5.02
Yield	- g / t	/ - oz / t	**2.13**	2.00	2.21	2.14	2.74	**0.062**	0.058	0.065	0.063	0.080
Gold in ore	- kg	/ - oz (000)	**9,240**	6,665	10,169	39,983	45,409	**297**	214	327	1,285	1,460
Gold produced	- kg	/ - oz (000)	**15,451**	13,742	15,767	57,334	69,871	**497**	442	507	1,843	2,246
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**15,534**	15,381	15,126	63,519	61,091	**17,124**	16,955	16,674	70,018	67,342
Placed [1]	- 000 tonnes	/ - 000 tons	**5,888**	5,790	5,127	23,329	22,277	**6,490**	6,382	5,652	25,716	24,557
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.84**	1.90	2.11	1.83	1.97	**1.84**	1.90	2.11	1.83	1.97
Yield [2]	- g / t	/ - oz / t	**0.79**	0.84	0.87	0.82	0.83	**0.023**	0.024	0.025	0.024	0.024
Gold placed [3]	- kg	/ - oz (000)	**4,641**	4,844	4,443	19,083	18,401	**149**	156	143	614	592
Gold produced	- kg	/ - oz (000)	**4,066**	3,559	4,119	14,561	16,826	**131**	114	132	468	541
TOTAL												
Gold produced	- kg	/ - oz (000)	**45,697**	43,864	46,460	175,253	191,783	**1,469**	1,410	1,494	5,635	6,166
Gold sold	- kg	/ - oz (000)	**45,866**	43,185	46,445	173,639	190,767	**1,475**	1,388	1,493	5,583	6,133
Price received	- R / kg	/ - $ / oz - sold	**135,628**	134,176	99,780	126,038	89,819	**578**	584	476	577	439
Total cash costs	- R / kg	/ - $ / oz - produced	**72,422**	71,495	58,367	67,133	57,465	**309**	311	278	308	281
Total production costs	- R / kg	/ - $ / oz - produced	**98,145**	95,267	82,873	90,345	76,495	**419**	414	395	414	374
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**438**	420	410	412	422	**14.07**	13.49	13.19	13.25	13.57
Actual	- g	/ - oz	**372**	360	371	358	376	**11.97**	11.57	11.92	11.49	12.10
CAPITAL EXPENDITURE - Rm	/ - $m		**1,861**	1,542	1,283	5,533	4,600	**260**	220	197	817	722

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may results in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Restated Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Restated Unaudited
Revenue	2	**5,975**	5,707	4,478	21,104	17,388
Gold income		**5,634**	5,459	4,337	20,137	16,750
Cost of sales	3	**(4,477)**	(3,987)	(3,918)	(15,482)	(14,702)
Non-hedge derivative gain (loss)		**482**	510	(748)	(1,955)	(949)
Gross profit (loss)		**1,639**	1,981	(329)	2,700	1,099
Corporate administration and other expenses		**(174)**	(126)	(99)	(567)	(410)
Market development costs		**(32)**	(26)	(21)	(108)	(84)
Exploration costs		**(116)**	(112)	(69)	(417)	(288)
Other operating expenses	4	**(26)**	(34)	(33)	(129)	(127)
Operating special items	5	**(98)**	(56)	(416)	(130)	(499)
Operating profit (loss)		**1,193**	1,628	(967)	1,349	(309)
Interest receivable		**69**	60	28	218	155
Exchange (loss) gain		**(11)**	6	(36)	(17)	(29)
Fair value adjustment on option component of convertible bond		**(210)**	421	(271)	137	(211)
Finance costs		**(246)**	(157)	(216)	(822)	(690)
Fair value loss on interest rate swaps		**-**	-	-	-	(5)
Share of associates' profit (loss)		**2**	(4)	(15)	(6)	(17)
Profit (loss) before taxation		**797**	1,955	(1,476)	859	(1,106)
Taxation	6	**(676)**	(430)	105	(1,232)	216
Profit (loss) after taxation from continuing operations		**120**	1,524	(1,371)	(373)	(890)
Loss for the period from discontinued operations	7	**(1)**	(1)	(56)	(12)	(219)
Profit (loss) for the period		**119**	1,523	(1,427)	(385)	(1,109)
Allocated as follows:						
Equity shareholders of parent		**69**	1,470	(1,456)	(587)	(1,255)
Minority interest		**50**	54	29	202	146
		119	1,523	(1,427)	(385)	(1,109)
Basic earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [a]		**25**	533	(529)	(211)	(391)
Loss from discontinued operations [a]		**-**	-	(21)	(4)	(83)
Profit (loss)		**25**	533	(550)	(215)	(474)
Diluted earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [b]		**25**	533	(529)	(211)	(391)
Loss from discontinued operations [b]		**-**	-	(21)	(4)	(83)
Profit (loss) [c]		**25**	533	(550)	(215)	(474)
Dividends [d]						
- Rm					1,246	614
- cents per Ordinary share					450	232

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.

Rounding of figures may results in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Restated Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Restated Unaudited
Revenue	2	**818**	798	687	3,106	2,730
Gold income		**770**	763	665	2,964	2,629
Cost of sales	3	**(612)**	(557)	(600)	(2,282)	(2,309)
Non-hedge derivative (loss) gain		**(25)**	143	(120)	(239)	(135)
Gross profit (loss)		**133**	349	(55)	443	185
Corporate administration and other expenses		**(24)**	(18)	(15)	(84)	(64)
Market development costs		**(4)**	(4)	(3)	(16)	(13)
Exploration costs		**(16)**	(16)	(11)	(61)	(45)
Other operating expenses	4	**(4)**	(5)	(6)	(18)	(20)
Operating special items	5	**(14)**	(7)	(64)	(18)	(77)
Operating profit (loss)		**71**	300	(153)	246	(34)
Interest receivable		**10**	8	4	32	25
Exchange (loss) gain		**(2)**	1	(5)	(2)	(5)
Fair value adjustment on option component of convertible bond		**(28)**	58	(42)	16	(32)
Finance costs		**(34)**	(22)	(33)	(123)	(108)
Fair value loss on interest rate swaps		**-**	-	-	-	(1)
Share of associates' loss		**-**	-	(2)	(1)	(3)
Profit (loss) before taxation		**17**	344	(231)	168	(158)
Taxation	6	**(82)**	(69)	18	(180)	35
(Loss) profit after taxation from continuing operations		**(65)**	276	(213)	(12)	(123)
Loss for the period from discontinued operations	7	**-**	-	(9)	(2)	(36)
(Loss) profit for the period		**(65)**	276	(222)	(14)	(159)
Allocated as follows:						
Equity shareholders of parent		**(72)**	268	(226)	(44)	(182)
Minority interest		**7**	8	5	30	23
		(65)	276	(222)	(14)	(159)
Basic (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(26)**	97	(82)	(14)	(55)
Loss from discontinued operations [a]		**-**	-	(3)	(1)	(14)
(Loss) profit		**(26)**	97	(85)	(16)	(69)
Diluted (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(26)**	97	(82)	(14)	(55)
Loss from discontinued operations [b]		**-**	-	(3)	(1)	(14)
(Loss) profit [c]		**(26)**	97	(85)	(16)	(69)
Dividends [d]						
- $m					173	106
- cents per Ordinary share					62	36

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at December 2006 Unaudited	As at September 2006 Unaudited	As at December 2005 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**42,382**	44,458	37,487
Intangible assets		**2,909**	3,137	2,533
Investments in associates		**300**	327	223
Other investments		**884**	846	645
Inventories		**2,006**	1,991	1,182
Trade and other receivables		**405**	120	124
Derivatives		**45**	48	243
Deferred taxation		**432**	419	279
Other non-current assets		**313**	95	101
		49,676	51,440	42,817
Current assets				
Inventories		**3,425**	3,592	2,442
Trade and other receivables		**1,318**	1,783	1,553
Derivatives		**4,546**	5,548	4,280
Current portion of other non-current assets		**5**	5	43
Cash restricted for use		**75**	46	52
Cash and cash equivalents		**3,467**	2,871	1,328
		12,836	13,845	9,698
Non-current assets held for sale		**123**	225	100
		12,959	14,070	9,798
TOTAL ASSETS		**62,635**	65,510	52,615
EQUITY AND LIABILITIES				
Share capital and premium	10	**22,083**	22,077	19,047
Retained earnings and other reserves	11	**(1,188)**	37	(2,539)
Shareholders' equity		**20,895**	22,114	16,508
Minority interests	12	**436**	478	374
Total equity		**21,331**	22,592	16,882
Non-current liabilities				
Borrowings		**9,963**	10,497	10,825
Environmental rehabilitation and other provisions		**2,785**	2,671	2,265
Provision for pension and post-retirement benefits		**1,181**	1,267	1,249
Trade, other payables and deferred income		**150**	104	87
Derivatives		**2,199**	2,592	2,460
Deferred taxation		**7,722**	7,615	7,320
		24,000	24,746	24,206
Current liabilities				
Current portion of borrowings		**413**	290	1,190
Trade, other payables and deferred income		**3,720**	3,461	2,813
Derivatives		**11,937**	12,794	6,814
Taxation		**1,234**	1,532	710
		17,304	18,077	11,527
Non-current liabilities held for sale		**-**	95	-
		17,304	18,172	11,527
Total liabilities		**41,304**	42,918	35,733
TOTAL EQUITY AND LIABILITIES		**62,635**	65,510	52,615
Net asset value - cents per share		**7,607**	8,208	6,372

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at December 2006 Unaudited	As at September 2006 Unaudited	As at December 2005 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**6,054**	5,726	5,908
Intangible assets		**415**	404	399
Investments in associates		**43**	42	35
Other investments		**126**	109	102
Inventories		**287**	256	186
Trade and other receivables		**58**	15	20
Derivatives		**6**	6	38
Deferred taxation		**62**	54	44
Other non-current assets		**44**	12	16
		7,095	6,626	6,748
Current assets				
Inventories		**489**	463	385
Trade and other receivables		**188**	230	245
Derivatives		**649**	714	675
Current portion of other non-current assets		**1**	1	7
Cash restricted for use		**11**	6	8
Cash and cash equivalents		**495**	370	209
		1,833	1,783	1,529
Non-current assets held for sale		**18**	29	16
		1,851	1,812	1,545
TOTAL ASSETS		**8,946**	8,438	8,293
EQUITY AND LIABILITIES				
Share capital and premium	10	**3,154**	2,844	3,002
Retained earnings and other reserves	11	**(169)**	5	(399)
Shareholders' equity		**2,985**	2,848	2,603
Minority interests	12	**62**	62	59
Total equity		**3,047**	2,910	2,662
Non-current liabilities				
Borrowings		**1,423**	1,352	1,706
Environmental rehabilitation and other provisions		**398**	344	356
Provision for pension and post-retirement benefits		**169**	163	197
Trade, other payables and deferred income		**21**	13	14
Derivatives		**314**	334	388
Deferred taxation		**1,103**	981	1,154
		3,428	3,187	3,815
Current liabilities				
Current portion of borrowings		**59**	37	188
Trade, other payables and deferred income		**531**	446	442
Derivatives		**1,705**	1,648	1,074
Taxation		**176**	197	112
		2,471	2,328	1,816
Non-current liabilities held for sale		**-**	12	-
		2,471	2,341	1,816
Total liabilities		**5,899**	5,528	5,631
TOTAL EQUITY AND LIABILITIES		**8,946**	8,438	8,293
Net asset value - cents per share		**1,087**	1,057	1,005

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Restated Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Restated Unaudited
Cash flow from operating activities					
Receipts from customers	**5,906**	5,681	4,818	21,228	17,175
Payments to suppliers and employees	**(3,283)**	(3,181)	(3,628)	(12,424)	(12,907)
Cash generated from operations	**2,623**	2,500	1,190	8,804	4,268
Cash generated (utilised) by discontinued operations	**7**	(16)	(23)	(6)	(188)
Taxation paid	**(553)**	(146)	(48)	(968)	(188)
Net cash inflow from operating activities	**2,077**	2,338	1,118	7,830	3,892
Cash flows from investing activities					
Capital expenditure	**(1,861)**	(1,542)	(1,283)	(5,533)	(4,600)
Proceeds from disposal of tangible assets	**322**	6	29	393	53
Proceeds on disposal of discontinued assets	**23**	7	18	63	27
Other investments acquired	**(22)**	(406)	(67)	(446)	(83)
Associate loans and acquisitions	**(2)**	(3)	(1)	(68)	(93)
Proceeds from disposal of investments	**2**	409	6	449	7
Cash restricted for use	**(54)**	(20)	33	(44)	112
Interest received	**55**	56	20	173	113
Loans advanced	**(5)**	-	(2)	(5)	(45)
Repayment of loans advanced	**2**	8	23	38	38
Utilised in hedge restructure	**-**	-	-	-	(415)
Net cash outflow from investing activities	**(1,539)**	(1,485)	(1,223)	(4,980)	(4,886)
Cash flows from financing activities					
Proceeds from issue of share capital	**7**	12	25	3,068	60
Share issue expenses	**-**	-	-	(32)	-
Proceeds from borrowings	**619**	496	154	1,525	4,194
Repayment of borrowings	**(321)**	(294)	(141)	(3,957)	(2,183)
Finance costs	**(82)**	(169)	(45)	(586)	(471)
Dividends paid	**(55)**	(606)	(26)	(913)	(1,051)
Net cash inflow (outflow) from financing activities	**168**	(560)	(32)	(895)	549
Net increase (decrease) in cash and cash equivalents	**706**	294	(137)	1,955	(445)
Translation	**(109)**	127	(4)	184	143
Cash and cash equivalents at beginning of period	**2,871**	2,450	1,469	1,328	1,630
Net cash and cash equivalents at end of period	**3,467**	2,871	1,328	3,467	1,328
Cash generated from operations					
Profit (loss) before taxation	**797**	1,955	(1,476)	859	(1,106)
Adjusted for:					
Movement on non-hedge derivatives	**304**	120	1,257	4,590	1,744
Amortisation of tangible assets	**1,215**	1,034	900	4,059	3,203
Amortisation of intangible assets	**4**	4	3	13	13
Deferred stripping	**(34)**	(262)	(140)	(528)	(153)
Interest receivable	**(69)**	(60)	(28)	(218)	(155)
Operating special items	**98**	56	416	158	444
Finance costs	**246**	157	216	822	690
Fair value adjustment on option components of convertible bond	**210**	(421)	271	(137)	211
Environmental, rehabilitation and other expenditure	**(133)**	(26)	159	(160)	265
Termination of employee benefit plans	**-**	-	-	-	(61)
Other non-cash movements	**115**	153	(140)	221	(113)
Movement in working capital	**(130)**	(210)	(248)	(875)	(714)
	2,623	2,500	1,190	8,804	4,268
Movement in working capital					
Decrease (increase) in inventories	**156**	(842)	(186)	(1,852)	(1,086)
Decrease (increase) in trade and other receivables	**162**	(199)	(66)	(46)	(46)
(Decrease) increase in trade and other payables	**(448)**	831	5	1,023	418
	(130)	(210)	(248)	(875)	(714)

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Restated Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Restated Unaudited
Cash flow from operating activities					
Receipts from customers	**804**	798	741	3,132	2,707
Payments to suppliers and employees	**(449)**	(452)	(559)	(1,850)	(2,034)
Cash generated from operations	**355**	346	182	1,282	673
Cash generated (utilised) by discontinued operations	**1**	(2)	(4)	(1)	(31)
Taxation paid	**(80)**	(20)	(7)	(143)	(30)
Net cash inflow from operating activities	**276**	324	171	1,138	612
Cash flows from investing activities					
Capital expenditure	**(260)**	(220)	(197)	(817)	(722)
Proceeds from disposal of tangible assets	**46**	1	6	57	8
Proceeds on disposal of discontinued assets	**3**	1	3	9	4
Other investments acquired	**(4)**	(62)	(10)	(68)	(12)
Associate loans and acquisitions	**-**	-	-	(10)	(15)
Proceeds from disposal of investments	**-**	62	-	66	1
Cash restricted for use	**(8)**	(3)	5	(6)	17
Interest received	**7**	7	3	25	18
Loans advanced	**(1)**	-	-	(1)	(7)
Repayment of loans advanced	**-**	1	4	6	6
Utilised in hedge restructure	**-**	-	-	-	(69)
Net cash outflow from investing activities	**(217)**	(213)	(186)	(739)	(771)
Cash flows from financing activities					
Proceeds from issue of share capital	**1**	2	4	512	9
Share issue expenses	**-**	-	-	(5)	-
Proceeds from borrowings	**86**	75	19	226	659
Repayment of borrowings	**(29)**	(41)	(19)	(623)	(343)
Finance costs	**(10)**	(24)	(6)	(87)	(74)
Dividends paid	**(8)**	(85)	(4)	(133)	(169)
Net cash inflow (outflow) from financing activities	**40**	(73)	(7)	(110)	82
Net increase (decrease) in cash and cash equivalents	**99**	38	(22)	289	(77)
Translation	**26**	(11)	-	(3)	(3)
Cash and cash equivalents at beginning of period	**370**	343	231	209	289
Net cash and cash equivalents at end of period	**495**	370	209	495	209
Cash generated from operations					
Profit (loss) profit before taxation	**17**	344	(231)	168	(158)
Adjusted for:					
Movement on non-hedge derivatives	**134**	(54)	199	627	262
Amortisation of tangible assets	**167**	144	138	597	503
Amortisation of intangible assets	**-**	-	-	2	2
Deferred stripping	**(12)**	(31)	(22)	(75)	(24)
Interest receivable	**(10)**	(8)	(4)	(32)	(25)
Operating special items	**14**	7	64	22	68
Finance costs	**34**	22	33	123	108
Fair value adjustment on option components of convertible bond	**28**	(58)	42	(16)	32
Environmental, rehabilitation and other expenditure	**(18)**	(3)	24	(22)	41
Termination of employee benefit plans	**-**	-	-	-	(10)
Other non-cash movements	**17**	21	(24)	27	(18)
Movement in working capital	**(16)**	(38)	(37)	(140)	(108)
	355	346	182	1,281	673
Movement in working capital					
Increase in inventories	**(57)**	(55)	(31)	(211)	(123)
(Increase) decrease in trade and other receivables	**(2)**	(8)	(11)	16	23
Increase (decrease) in trade and other payables	**42**	25	5	55	(8)
	(16)	(38)	(37)	(140)	(108)

Rounding of figures may results in computational discrepancies.

Statement of **recognised income and expense**

	Year ended December 2006	Year ended December 2005 Restated
	Unaudited	Audited
	SA Rand million	
Actuarial gains (losses) on pension and post-retirement benefits	283	(173)
Net loss on cash flow hedges removed from equity and reported in income	1,274	391
Net loss on cash flow hedges	(1,604)	(1,281)
Gain on available-for-sale financial assets	78	16
Deferred taxation on items above	50	446
Net exchange translation differences	2,292	1,534
Net income recognised directly in equity	2,373	933
Loss for the year	(385)	(1,109)
Total recognised income (expense) for the year	1,988	(176)
Attributable to:		
Equity shareholders of the parent	1,755	(348)
Minority interest	233	172
	1,988	(176)
	US Dollar million	
Actuarial gains (losses) on pension and post-retirement benefits	42	(27)
Net loss on cash flow hedges removed from equity and reported in income	217	18
Net loss on cash flow hedges	(229)	(202)
Gain on available-for-sale financial assets	12	2
Deferred taxation on items above	8	69
Net exchange translation differences	281	294
Net income recognised directly in equity	331	154
Loss for the year	(14)	(159)
Total recognised income (expense) for the year	317	(5)
Attributable to:		
Equity shareholders of the parent	289	(26)
Minority interest	28	21
	317	(5)

Rounding of figures may results in computational discrepancies.

Notes

for the quarter and year ended 31 December 2006

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2006, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2006.

As part of the year-end process and in compliance with disclosures for the year ended 31 December 2006, certain amounts have been reclassified to agree with current disclosures. Full details of all changes will be presented in the 2006 annual report which is expected to be distributed to shareholders during March 2007.

2. Revenue

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
	SA Rand million					US Dollar million				
Gold income	**5,634**	5,459	4,337	20,137	16,750	**770**	763	665	2,964	2,629
By-products and other revenue (note 3)	**272**	188	112	749	483	**38**	26	17	110	76
Interest receivable	**69**	60	28	218	155	**10**	8	4	32	25
	5,975	5,707	4,478	21,104	17,388	**818**	798	687	3,106	2,730

3. Cost of sales

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**3,403**	3,095	2,777	11,944	11,300	**466**	432	425	1,770	1,777
By-products and other revenue (note 2)	**(272)**	(188)	(112)	(749)	(483)	**(38)**	(26)	(17)	(110)	(76)
	3,131	2,907	2,665	11,245	10,817	**428**	406	408	1,660	1,701
Other cash costs	**172**	167	116	594	412	**24**	23	18	86	65
Total cash costs	**3,303**	3,075	2,781	11,839	11,229	**452**	429	426	1,746	1,766
Retrenchment costs	**114**	14	62	152	168	**16**	2	9	22	26
Rehabilitation & other non-cash costs	**(122)**	23	207	(35)	368	**(17)**	3	31	(3)	57
Production costs	**3,295**	3,111	3,050	11,956	11,765	**451**	434	467	1,765	1,849
Amortisation of tangible assets	**1,215**	1,034	900	4,059	3,203	**167**	144	138	597	503
Amortisation of intangible assets	**4**	4	3	13	13	–	–	–	2	2
Total production costs	**4,514**	4,148	3,954	16,028	14,981	**618**	579	606	2,364	2,354
Inventory change	**(37)**	(161)	(35)	(546)	(279)	**(6)**	(22)	(5)	(82)	(45)
	4,477	3,987	3,918	15,482	14,702	**612**	557	600	2,282	2,309

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**1**	(20)	3	(57)	(56)	**–**	(3)	–	(8)	(9)
Claims filed by former employees in respect of loss of employment, work related accident injuries and diseases, govern-mental fiscal claims and costs of old tailings operations	**(30)**	(14)	(36)	(67)	(71)	**(4)**	(2)	(6)	(9)	(11)
Other	**3**	–	–	(5)	–	**–**	–	–	(1)	–
	(26)	(34)	(33)	(129)	(127)	**(4)**	(5)	(6)	(18)	(20)

5. Operating special items

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
	SA Rand million					US Dollar million				
Under provision of indirect taxes	**(118)**	(59)	(27)	(202)	(27)	**(16)**	(8)	(4)	(28)	(4)
Performance related option expense	**(129)**	–	–	(129)	–	**(19)**	–	–	(19)	–
Cost of E-shares issued to Izingwe Holdings (Pty) Ltd, a Black Economic Empowerment company	**(131)**	–	–	(131)	–	**(19)**	–	–	(19)	–
Impairment of tangible assets	**(41)**	–	(255)	(44)	(300)	**(6)**	–	(38)	(6)	(44)
Profit on disposal of assets (note 8)	**321**	3	22	376	39	**46**	1	3	54	5
Abandonment of assets at Malian operations	**–**	–	(31)	–	(31)	**–**	–	(5)	–	(5)
Impairment of intangible assets	**–**	–	(125)	–	(125)	**–**	–	(20)	–	(20)
Contract termination fee at Geita	**–**	–	–	–	(55)	**–**	–	–	–	(9)
	(98)	(56)	(416)	(130)	(499)	**(14)**	(7)	(64)	(18)	(77)

Rounding of figures may result in computational discrepancies.

6. Taxation

	SA Rand million					US Dollar million				
	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Current tax										
Normal taxation	**(261)**	(520)	(117)	(1,370)	(182)	**(37)**	(72)	(18)	(201)	(29)
Disposal of tangible assets (note 8)	**(2)**	(3)	(4)	(13)	(2)	**–**	(1)	(1)	(2)	–
Under provision prior year	**(49)**	–	(347)	(49)	(347)	**(7)**	–	(52)	(7)	(53)
	(312)	(523)	(468)	(1,432)	(531)	**(44)**	(73)	(71)	(210)	(82)
Deferred taxation										
Temporary differences	**(76)**	15	–	(215)	(248)	**(7)**	1	(1)	(30)	(36)
Impairment and disposal of tangible assets (note 8)	**(57)**	–	64	(56)	79	**(8)**	–	9	(8)	12
Change in estimated deferred taxation	(268)	–	74	(271)	74	**(38)**	–	12	(38)	12
Contract termination fee at Geita	**–**	–	–	–	19	**–**	–	–	–	3
Change in statutory tax rate	**–**	–	302	–	695	**–**	–	48	–	107
Unrealised non-hedge derivatives	**37**	77	133	742	128	**15**	3	21	106	21
	(364)	92	573	200	747	**(38)**	4	89	30	117
Total taxation	**(676)**	(430)	105	(1,232)	216	**(82)**	(69)	18	(180)	35

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	SA Rand million					US Dollar million				
	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Gold income	**6**	3	12	26	111	**1**	–	2	4	18
Retrenchment, rehabilitation and other costs	**(19)**	(6)	(7)	(39)	(418)	**(3)**	(1)	(1)	(6)	(66)
Gross loss (profit)	**(13)**	(3)	5	(13)	(307)	**(2)**	–	1	(2)	(48)
Impairment loss reversed	**–**	–	–	–	115	**–**	–	–	–	17
Loss (profit) before taxation from discontinued operations	**(13)**	(3)	5	(13)	(192)	**(2)**	–	1	(2)	(31)
Taxation	**12**	2	(61)	1	(27)	**2**	–	(9)	–	(5)
Net loss attributable to discontinued operations	**(1)**	(1)	(56)	(12)	(219)	**–**	–	(9)	(2)	(36)

Rounding of figures may result in computational discrepancies.

8. Headline earnings (loss)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
Profit (loss) attributable to equity shareholders	**69**	1,470	(1,456)	(587)	(1,255)	**(72)**	268	(226)	(44)	(182)
Impairment of tangible assets (note 5)	**41**	–	255	44	300	**6**	–	38	6	44
Impairment of intangible assets (note 5)	**–**	–	125	–	125	**–**	–	20	–	20
(Profit) loss on disposal of assets (note 5)	**(321)**	(3)	(22)	(376)	(39)	**(46)**	(1)	(3)	(54)	(5)
Impairment of associate	**–**	–	11	–	11	**–**	–	2	–	2
Taxation on items above – current portion	**2**	4	4	13	2	**–**	1	1	2	–
Taxation on items above – deferred portion (note 6)	**57**	–	(64)	56	(79)	**8**	–	(9)	8	(12)
Net loss from discontinued operations (note 7)	**1**	1	56	12	219	**–**	–	9	2	36
Headline (loss) earnings	**(150)**	1,471	(1,091)	(838)	(716)	**(103)**	268	(170)	(80)	(97)
Cents per share [1]										
Headline (loss) earnings	**(54)**	534	(412)	(307)	(271)	**(37)**	97	(64)	(29)	(37)

(1)   Calculated on the basic weighted average number of ordinary shares.

9. Shares

	Quarter ended			Year ended	
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Dec 2005
Authorised:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	–	–	4,280,000	–
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:					
Ordinary shares in issue	**276,236,153**	275,258,118	264,938,432	276,236,153	264,938,432
E ordinary shares in issue	**4,185,770**	–	–	4,185,770	–
Total ordinary shares:	**280,421,923**	275,258,118	264,938,432	280,421,923	264,938,432
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:					
Ordinary shares	**275,394,961**	275,225,150	264,293,098	272,214,937	264,052,904
E Ordinary shares	**773,762**	–	–	194,954	–
Time related options	**304,280**	281,656	537,379	398,326	522,298
Bonus Share Plan	**203,495**	164,406	21,039	199,390	60,432
Basic ordinary shares	**276,676,498**	275,671,212	264,851,516	273,007,607	264,635,634
Dilutive potential of share options	**–**	124,674	565,436	–	–
Diluted number of ordinary shares [1]	**276,676,498**	275,795,886	265,416,952	273,007,607	265,236,949

(1) The Basic and diluted number of ordinary shares are the same for December 2006 quarter and the year 2006 as the effects of shares for performance related options are anti-dilutive.

Rounding of figures may result in computational discrepancies.

On 11 December 2006, shareholders approved the creation of E ordinary shares and the implementation of an Employee Share Ownership Plan and Black Economic Empowerment transaction ("BEE transaction").

During the quarter 49,445 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 928,590 ordinary shares were allotted to The Bokamoso ESOP Trust in terms of the BEE transaction. In addition, 2,785,770 E ordinary shares were issued to The Bokamoso ESOP and 1,400,000 E ordinary shares were issued to Izingwe Holdings (Proprietary) Limited in terms of the BEE transaction.

10. Ordinary share capital and premium

	As at			As at		
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005
	Unaudited		Restated Unaudited	Unaudited		Restated Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**19,360**	19,360	19,300	**3,055**	3,055	3,415
Ordinary shares issued	**3,331**	3,030	60	**550**	506	9
E ordinary shares issued	**353**	–	–	**50**	–	–
Translation	**–**	–	–	**(363)**	(677)	(369)
Sub-total	**23,046**	22,390	19,360	**3,292**	2,884	3,055
Redeemable preference shares held within the group	**(313)**	(313)	(313)	**(45)**	(40)	(53)
Ordinary shares held within the group	**(297)**	–	–	**(43)**	–	–
E Ordinary shares held within the group	**(353)**	–	–	**(50)**	–	**–**
Balance at end of period	**22,083**	22,077	19,047	**3,154**	2,844	3,002

11. Retained earnings and other reserves

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
	SA Rand million					
Balance at December 2004 as previously reported	3,379	138	(3,552)	(122)	(1,040)	(1,197)
Change in comparative data (note 19)	(83)					(83)
As restated	3,296	138	(3,552)	(122)	(1,040)	(1,280)
Actuarial losses recognised				(173)		(173)
Deferred taxation thereon				68		68
Loss attributable to equity shareholders	(1,255)					(1,255)
Dividends	(926)					(926)
Net loss on cash flow hedges removed from equity and reported in income					387	387
Net loss on cash flow hedges					(1,272)	(1,272)
Deferred taxation on cash flow hedges					377	377
Gain on available-for-sale financial assets					16	16
Deferred taxation on available-for-sale financial assets					1	1
Share-based payment expense					15	15
Translation			1,642		(139)	1,503
Balance at December 2005	1,115	138	(1,910)	(227)	(1,655)	(2,539)
Actuarial gains recognised				283		283
Deferred taxation thereon				(102)		(102)
Loss attributable to equity shareholders	(587)					(587)
Dividends	(742)					(742)
Net loss on cash flow hedges removed from equity and reported in income					1,264	1,264
Net loss on cash flow hedges					(1,592)	(1,592)
Deferred taxation on cash flow hedges					167	167
Gain on available for sale financial assets					78	78
Deferred taxation available-for-sale financial assets					(15)	(15)
Share-based payment expense					338	338
Translation			2,346	1	(88)	2,259
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)

Rounding of figures may result in computational discrepancies.

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
			US Dollar million			
Balance at December 2004 previously reported	286	24	(317)	(22)	(184)	(213)
Change in comparative data (note 19)	(13)					(13)
As restated	273	24	(317)	(22)	(184)	(226)
Actuarial losses recognised				(27)		(27)
Deferred taxation thereon				11		11
Loss attributable to equity shareholders	(182)					(182)
Dividends	(149)					(149)
Net loss on cash flow hedges removed from equity and reported in income					17	17
Net loss on cash flow hedges					(200)	(200)
Deferred taxation on cash flow hedges					58	58
Gain on available-for-sale financial assets					2	2
Share-based payment expense					2	2
Translation		(2)	251	2	44	295
Balance at December 2005	(58)	22	(66)	(36)	(261)	(399)
Actuarial gains recognised				42		42
Deferred taxation thereon				(15)		(15)
Loss attributable to equity shareholders	(44)					(44)
Dividends	(107)					(107)
Net loss on cash flow hedges removed from equity and reported in income					215	215
Net loss on cash flow hedges					(227)	(227)
Deferred taxation on cash flow hedges					25	25
Gain on available-for-sale financial assets					12	12
Deferred taxation on cash flow hedges					(2)	(2)
Share-based payment expense					48	48
Translation		(2)	307	3	(25)	283
Balance at December 2006	(209)	20	241	(6)	(215)	(169)

12. Minority interests

	As at			As at		
	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005
	Unaudited		Restated Unaudited	Unaudited		Restated Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of year	**374**	374	327	**59**	59	58
Attributable profit	**202**	152	146	**30**	23	23
Dividends paid	**(171)**	(116)	(125)	**(25)**	(18)	(20)
Net loss on cash flow hedges removed from equity and reported in income	**10**	7	4	**2**	1	1
Net loss on cash flow hedges	**(12)**	(9)	(9)	**(2)**	(1)	(2)
Translation	**33**	70	31	**(2)**	(2)	(1)
Balance at end of period	**436**	478	374	**62**	62	59

13. Exchange rates

	Dec 2006 Unaudited	Sept 2006 Unaudited	Dec 2005 Unaudited
Rand/US dollar average for the year to date	**6.77**	6.59	6.37
Rand/US dollar average for the quarter	**7.31**	7.15	6.53
Rand/US dollar closing	**7.00**	7.76	6.35
Rand/Australian dollar average for the year to date	**5.10**	4.93	4.85
Rand/Australian dollar average for the quarter	**5.63**	5.41	4.86
Rand/Australian dollar closing	**5.53**	5.82	4.65
BRL/US dollar average for the year to date	**2.18**	2.18	2.44
BRL/US dollar average for the quarter	**2.15**	2.17	2.25
BRL/US dollar closing	**2.14**	2.17	2.35

Rounding of figures may result in computational discrepancies.

14. Capital commitments

	Dec 2006	Sept 2006	Dec 2005	Dec 2006	Sept 2006	Dec 2005
			Restated			Restated
		Unaudited	Unaudited		Unaudited	Unaudited
		SA Rand million			US Dollar million	
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**2,475**	2,910	1,182	**354**	375	186

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.

15. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 31 December 2006 are detailed below:

Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft at the Stilfontein mine. Following an attempt by DRDGold Limited to liquidate its North West operations and avoid incurring pumping costs, AngloGold Ashanti launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various of the Group's Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Stilfontein Margaret Shaft.

The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and AngloGold Ashanti Limited, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. AngloGold Ashanti's responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.

Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities as management believe that the proposed arrangement is a pragmatic and reasonable basis to resolve the issue.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days. The Group receives a fee from the associate for providing the surety, and has provided for non-performance.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goias related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold through a branch located in a different Brazilian State, it must obtain an authorisation from the Goias State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the first assessment is approximately $29m. In May 2006 MSG signed the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully canceled the tax liability related to the first period. The State of Goias may still appeal to the full board of the State of Goias tax administrative council. The second assessment was issued by the State of Goias in October 2006 on the same grounds of the first one, and the attributable share of the assessment is approximately $18m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The company lost the case at the administrative level but is now discussing at the judicial sphere. The company believes there is a remote chance of success for the State of Minas Gerais. The company's attributable share of the assessment is approximately $6m.

VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.

Social security payments – Brazil – AngloGold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. Legislation is unclear on whether the contributions are actually due and payable. The amount involved is approximately $2m.

Litigation with mining contractor – Ghana – A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.

16. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government for the company, amounts to an attributable $34m at 31 December 2006 (30 September 2006: attributable $35m). The last audited value added tax return was for the period ended 31 December 2005 and at that date an attributable $19m was still outstanding and an attributable $15m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government for the company, amount to an attributable $11m at 31 December 2006 (30 September 2006: attributable $12m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $5m, which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

  The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government, for the company amounts to $14m at 31 December 2006 (30 September 2006: $14m). The last audited value added tax return was for the period ended 31 May 2006 and at the balance sheet date $9m was still outstanding and $5m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.

- Reimbursable fuel duties from the Tanzanian government, for the company amount to $18m at 31 December 2006 (30 September 2006: $11m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $12m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $6m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Change in comparative data

AngloGold Ashanti has, as a result of further guidance on materiality assessment published in the United States of America, decided to assess materiality on a combination of two methods, because it will result in a more accurate assessment of materiality on both the balance sheet and the income statement.

In previous periods, AngloGold Ashanti used the "roll over" method to assess materiality for potential adjustments. The roll over method quantifies a misstatement based on the amount of the error originating in the current year income statement but it ignores the "carryover effects" of prior year misstatements. This can result in accumulation of significant misstatements on the balance sheet. The alternative to the roll over method, the iron curtain method, quantifies a misstatement based on the effects of correcting the misstatement existing on the balance sheet, irrespective of the year of occurrence.

As a result of the revised assessment criteria, AngloGold Ashanti identified an adjustment necessary to the balance sheet, principally to trade and other payables and deferred income. The adjustment, due to an accumulation over several years of immaterial amounts in the income statement, has been accounted for retrospectively, and the comparative statements for 2005 have been restated.

The effect of the change on 2005 is as tabulated below. Opening retained earnings for 2005 have been reduced by $11m, R76m which is the amount of the adjustment relating to periods prior to 2005. The net effect on the income statement was $1m, R7m.

Figures in million	SA Rands	US Dollars
Income statement		
Reduction in cost of sales	11	2
Reduction in taxation	(4)	(1)
Effect on profit attributable to equity shareholders	7	1
Balance sheet		
Assets		
Increase in tangible assets	23	3
Increase in inventories	6	1
Decrease in trade and other receivables	(36)	(5)

Figures in million	SA Rands	US Dollars
Liabilities		
Decrease in deferred taxation	(33)	(5)
Increase in trade, other payables and deferred income	102	15
Retained earnings		
Decrease in retained earnings	(76)	(11)

There are no cash flow effects

20. Announcements

On 11 December 2006, shareholders in general meeting approved the creation of E ordinary shares and the implementation of an Employee Share Ownership Plan (ESOP) to be introduced at its operations in South Africa. In addition, shareholders approved a Black Economic Empowerment transaction as well as the introduction of an ESOP in countries outside of South Africa. This follows the announcement made on the 2 October 2006, in which AngloGold Ashanti advised the imminent finalisation of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and Izingwe Holdings (Proprietary) Limited.

21. Dividend

The directors have today declared Final Dividend No. 101 of 240 (Final Dividend No. 99: 62) South African cents per ordinary share for the year ended 31 December 2006. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2007
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 1 March
Last date to trade ordinary shares cum dividend	Friday, 2 March
Last date to register transfers of certificated securities cum dividend	Friday, 2 March
Ordinary shares trade ex dividend	Monday, 5 March
Record date	Friday, 9 March
Payment date	Friday, 16 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 5 March 2007 and Friday, 9 March 2007, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2007
Ex dividend on New York Stock Exchange	Wednesday, 7 March
Record date	Friday, 9 March
Approximate date for currency conversion	Friday, 16 March
Approximate payment date of dividend	Monday, 26 March

Assuming an exchange rate of R7.19/$1, the dividend payable on an ADS is equivalent to 33.37 US cents. This compares with the final dividend of 9.865 US cents per ADS paid on 20 March 2006. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2007
Last date to trade and to register GhDSs cum dividend	Friday, 2 March
GhDSs trade ex dividend	Monday, 5 March
Record date	Friday, 9 March
Approximate payment date of dividend	Monday, 19 March

Assuming an exchange rate of R1/¢1,289.291 the dividend payable per GhDS is equivalent to 30.94 cedis. This compares with the final dividend of 9.20018cedis per GhDS paid on 13 March 2006. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors have today declared Dividend No. E1 of 120 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on Friday, 16 March 2007.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

12 February 2007

Segmental reporting

for the quarter and year ended 31 December 2006

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited
	SA Rand million					**US Dollar million**				
Gold income										
South Africa	**2,390**	2,640	1,926	9,151	7,359	**326**	370	295	1,347	1,153
Argentina	**175**	221	173	841	617	**24**	31	26	125	97
Australia	**623**	454	287	1,851	1,349	**86**	64	44	271	213
Brazil	**465**	422	312	1,558	1,094	**63**	59	48	228	172
Ghana	**453**	484	516	1,781	1,821	**62**	67	79	263	286
Guinea	**331**	217	206	960	759	**46**	30	32	141	118
Mali	**574**	583	435	2,146	1,508	**78**	82	67	317	236
Namibia	**80**	100	71	336	230	**11**	14	11	50	36
Tanzania	**257**	181	266	857	1,352	**35**	25	41	127	214
USA	**286**	156	147	656	661	**39**	22	23	95	104
	5,634	5,459	4,337	20,137	16,750	**770**	763	665	2,964	2,629
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**872**	1,106	548	3,746	1,480	**118**	155	84	549	230
Argentina	**(12)**	79	61	245	203	**(2)**	11	9	37	32
Australia	**308**	251	44	934	288	**43**	35	7	137	46
Brazil	**329**	258	147	946	543	**45**	36	23	138	86
Ghana	**(108)**	(70)	(107)	(186)	(191)	**(15)**	(10)	(16)	(26)	(29)
Guinea	**(19)**	(18)	6	19	98	**(2)**	(2)	1	4	15
Mali	**287**	250	137	986	443	**39**	36	21	146	69
Namibia	**32**	46	46	148	64	**4**	6	7	22	10
Tanzania	**(2)**	(51)	43	(19)	49	**-**	(7)	7	(2)	9
USA	**167**	23	23	167	107	**23**	3	4	23	17
Other	**105**	146	(67)	221	(85)	**16**	20	(11)	30	(15)
	1,959	2,020	881	7,207	2,999	**269**	283	136	1,058	470
Cash gross profit (loss) [1]										
South Africa	**1,382**	1,484	910	5,366	2,562	**188**	208	139	788	399
Argentina	**63**	134	96	465	354	**9**	19	15	69	56
Australia	**391**	315	90	1,179	494	**54**	44	14	173	78
Brazil	**399**	304	187	1,136	687	**55**	42	29	165	108
Ghana	**28**	86	19	396	249	**4**	12	3	60	40
Guinea	**79**	41	68	282	258	**11**	6	10	42	40
Mali	**364**	342	209	1,274	732	**50**	48	32	188	115
Namibia	**43**	57	74	192	110	**6**	8	12	28	17
Tanzania	**78**	36	51	246	289	**11**	5	8	37	47
USA	**226**	81	87	432	363	**31**	11	13	62	57
Other	**105**	162	(45)	268	(13)	**15**	23	(6)	40	(2)
	3,158	3,041	1,746	11,236	6,085	**434**	426	269	1,652	955

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.

Rounding of figures may results in computational discrepancies.

Segmental reporting (continued)

	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited
			kg					**oz (000)**		
Gold production										
South Africa	**20,019**	20,296	20,818	79,427	83,223	**644**	653	669	2,554	2,676
Argentina	**1,346**	1,702	1,577	6,683	6,564	**43**	55	51	215	211
Australia	**4,746**	3,366	2,866	14,450	14,139	**153**	108	92	465	455
Brazil	**2,904**	2,858	2,808	10,551	10,756	**93**	92	90	339	346
Ghana	**4,411**	4,540	5,256	18,399	21,170	**142**	146	169	592	680
Guinea	**2,406**	1,940	1,936	7,948	7,674	**77**	62	62	256	246
Mali	**4,110**	4,029	4,112	16,700	16,421	**132**	130	132	537	528
Namibia	**617**	711	696	2,690	2,510	**20**	23	22	86	81
Tanzania	**2,478**	2,280	3,730	9,588	19,074	**80**	73	120	308	613
USA	**2,661**	2,143	2,659	8,817	10,252	**86**	69	85	283	330
	45,697	43,864	46,460	175,253	191,783	**1,469**	1,410	1,494	5,635	6,166

	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended December 2005 Unaudited	Year ended December 2006 Unaudited	Year ended December 2005 Unaudited
			SA Rand million					**US Dollar million**		
Capital expenditure										
South Africa	**695**	543	651	2,116	2,208	**97**	77	100	313	347
Argentina	**45**	26	21	129	98	**6**	4	3	19	15
Australia	**295**	162	69	584	244	**42**	24	11	86	38
Brazil	**333**	396	204	1,258	544	**45**	57	32	186	85
Ghana	**236**	153	208	656	574	**33**	21	32	97	90
Guinea	**27**	26	21	110	229	**4**	4	3	16	36
Mali	**22**	7	14	44	75	**3**	1	2	6	12
Namibia	**18**	5	12	33	33	**3**	1	2	5	5
Tanzania	**119**	198	45	452	496	**16**	29	6	67	78
USA	**29**	17	16	89	53	**4**	2	3	13	8
Other	**41**	9	22	62	46	**6**	1	3	9	8
	1,861	1,542	1,283	5,533	4,600	**260**	220	197	817	722

	As at December 2006 Unaudited	As at September 2006 Unaudited	As at December 2005 Restated Unaudited	As at December 2006 Unaudited	As at September 2006 Unaudited	As at December 2005 Restated Unaudited
		SA Rand million			**US Dollar million**	
Total assets						
South Africa	**15,402**	15,867	15,563	**2,200**	2,044	2,453
Argentina	**1,876**	2,186	1,635	**268**	282	258
Australia	**6,447**	6,606	4,742	**921**	851	747
Brazil	**3,961**	4,176	2,449	**566**	538	386
Ghana	**12,456**	13,886	11,437	**1,779**	1,789	1,802
Guinea	**1,974**	2,092	1,734	**282**	269	273
Mali	**2,350**	2,508	2,007	**336**	323	316
Namibia	**424**	408	289	**61**	53	46
Tanzania	**9,642**	10,551	7,925	**1,377**	1,359	1,249
USA	**3,566**	3,864	2,730	**509**	498	430
Other	**4,537**	3,366	2,104	**647**	434	333
	62,635	65,510	52,615	**8,946**	8,438	8,293

Rounding of figures may results in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated	Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline (loss) earnings (note 8)	**(150)**	1,471	(1,091)	(838)	(716)	**(103)**	268	(170)	(80)	(97)
Unrealised non-hedge derivatives loss (note C)	**320**	39	1,210	4,507	1,900	**137**	(65)	191	615	286
Deferred tax on unrealised non-hedge derivatives (note 6)	**(37)**	(77)	(133)	(742)	(128)	**(15)**	(3)	(21)	(106)	(21)
Fair value adjustment on option component of convertible bond	**210**	(421)	271	(137)	211	**28**	(58)	42	(16)	32
Fair value loss on interest rate swap	**-**	-	-	-	5	**-**	-	-	-	1
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps [2]	**343**	1,011	257	2,790	1,272	**46**	141	42	413	201
Cents per share [1]										
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps [2]	**124**	367	97	1,022	481	**17**	51	16	151	76

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
 - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
 - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:

 - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period; and

 - Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 March, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled; and

 - The unrealised fair value change on the option component of the convertible bond; and

 - The unrealised fair value change on the onerous uranium contracts

B   Gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated	Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross profit adjusted for the effect of unrealised non-hedge derivatives:										
Gross profit (loss)	**1,639**	1,981	(329)	2,700	1,099	**133**	349	(55)	443	185
Unrealised non-hedge derivatives (note C)	**320**	39	1,210	4,507	1,900	**137**	(65)	191	615	286
Gross profit adjusted for the effect of unrealised non-hedge derivatives	**1,959**	2,020	881	7,207	2,999	**269**	283	136	1,058	470

Rounding of figures may results in computational discrepancies.

		Quarter ended			Year ended		Quarter ended			Year ended	
		Dec 2006	**Sep 2006**	**Dec 2005** Restated	**Dec 2006**	**Dec 2005** Restated	**Dec 2006**	**Sep 2006**	**Dec 2005** Restated	**Dec 2006**	**Dec 2005** Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
C	**Non-hedge derivative gain (loss) is summarised as**										
	Realised non-hedge derivative gain	**802**	549	462	2,552	951	**112**	77	71	376	151
	Unrealised non-hedge derivative (loss) gain	**(320)**	(39)	(1,210)	(4,507)	(1,900)	**(137)**	65	(191)	(615)	(286)
	Non-hedge derivative gain (loss) per income statement	**482**	510	(748)	(1,955)	(949)	**(25)**	143	(120)	(239)	(135)
D	**Price received**										
	Gold income per income statement	**5,634**	5,459	4,337	20,137	16,750	**770**	763	665	2,964	2,629
	Adjusted for minority interests	**(215)**	(214)	(165)	(804)	(566)	**(29)**	(29)	(25)	(119)	(89)
		5,419	5,245	4,173	19,333	16,184	**741**	734	640	2,845	2,540
	Realised non-hedge derivatives (note C)	**802**	549	462	2,552	951	**112**	77	71	376	151
		6,221	5,794	4,634	21,885	17,135	**853**	811	711	3,221	2,691
	Attributable gold sold - kg / - oz (000)	**45,866**	43,185	46,445	173,639	190,767	**1,475**	1,388	1,493	5,583	6,133
	Revenue price per unit - R/kg / - $/oz	**135,628**	134,176	99,780	126,038	89,819	**578**	584	476	577	439
E	**Total costs**										
	Total cash costs (note 3)	**3,303**	3,075	2,781	11,839	11,229	**452**	429	426	1,746	1,766
	Adjusted for minority interests and non-gold producing companies	**6**	61	(69)	(73)	(208)	**1**	9	(10)	(11)	(33)
	Total cash costs adjusted for minority interests and non-gold producing companies	**3,309**	3,136	2,712	11,766	11,021	**453**	438	416	1,735	1,733
	Retrenchment costs (note 3)	**114**	14	62	152	168	**16**	2	9	22	26
	Rehabilitation and other non-cash costs (note 3)	**(122)**	23	207	(35)	368	**(17)**	3	31	(3)	57
	Amortisation of tangible assets (note 3)	**1,215**	1,034	900	4,059	3,203	**167**	144	138	597	503
	Amortisation of intangible assets (note 3)	**4**	4	3	13	13	**-**	-	-	2	2
	Adjusted for minority interests and non-gold producing companies	**(35)**	(32)	(34)	(122)	(102)	**(4)**	(4)	(5)	(18)	(16)
	Total production costs adjusted for minority interests and non-gold producing companies	**4,485**	4,179	3,850	15,833	14,671	**615**	584	590	2,335	2,305
	Gold produced - kg / - oz (000)	**45,697**	43,864	46,460	175,253	191,783	**1,469**	1,410	1,494	5,635	6,166
	Total cash cost per unit - R/kg / -$/oz	**72,422**	71,495	58,367	67,133	57,465	**309**	311	278	308	281
	Total production cost per unit - R/kg / -$/oz	**98,145**	95,267	82,873	90,345	76,495	**419**	414	395	414	374
F	**Cash gross profit**										
	Gross profit adjusted for the effect of unrealised non-hedge derivatives (note B)	**1,959**	2,020	881	7,207	2,999	**269**	283	136	1,058	470
	Amortisation of tangible assets (note 3)	**1,215**	1,034	900	4,059	3,203	**167**	144	138	597	503
	Amortisation of intangible assets (note 3)	**4**	4	3	13	13	**-**	-	-	2	2
	Non-cash revenues	**(20)**	(16)	(39)	(43)	(130)	**(3)**	(2)	(6)	(5)	(20)
		3,158	3,041	1,746	11,236	6,085	**434**	426	269	1,652	955
G	**EBITDA**										
	Operating profit (loss) per income statement	**1,193**	1,628	(967)	1,349	(309)	**71**	300	(153)	246	(34)
	Amortisation of tangible assets (note 3)	**1,215**	1,034	900	4,059	3,203	**167**	144	138	597	503
	Amortisation of intangible assets (note 3)	**4**	4	3	13	13	**-**	-	-	2	2
	Impairment of tangible assets (note 5)	**41**	-	255	44	300	**6**	-	38	6	44
	Impairment of intangible assets (note 5)	**-**	-	125	-	125	**-**	-	20	-	20
	Unrealised non-hedge derivatives (note C)	**320**	39	1,210	4,507	1,900	**137**	(65)	191	615	286
	Share of associates' EBITDA	**3**	(2)	(3)	(2)	(5)	**-**	-	(1)	(1)	(1)
	Profit on disposal of assets (note 5)	**(321)**	(5)	(22)	(378)	(40)	**(46)**	(1)	(3)	(54)	(5)
	Abandonment of assets at Malian operations	**-**	-	31	-	31	**-**	-	5	-	5
		2,456	2,698	1,532	9,592	5,218	**336**	378	236	1,411	820

Rounding of figures may results in computational discrepancies.

		Quarter ended			Year ended		Quarter ended			Year ended	
		Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated	Dec 2006	Sep 2006	Dec 2005 Restated	Dec 2006	Dec 2005 Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million				
H	**Interest cover**										
	EBITDA (note G)	**2,456**	2,698	1,532	9,592	5,218	**336**	378	236	1,411	820
	Finance costs per income statement	**246**	157	216	822	690	**34**	22	33	123	108
	Capitalised finance costs	**24**	19	21	71	102	**3**	3	3	10	16
		270	176	236	893	792	**37**	25	36	133	124
	Interest cover - times	**9.10**	15.33	6.49	10.74	6.59	**9.08**	15.12	6.56	10.61	6.61
I	**Free cash flow**										
	Net cash inflow from operating activities per cash flow	**2,077**	2,338	1,118	7,830	3,892	**276**	324	171	1,138	612
	Stay-in-business capital expenditure	**(1,144)**	(952)	(779)	(3,416)	(2,879)	**(160)**	(136)	(119)	(504)	(452)
		933	1,386	339	4,414	1,013	**116**	188	52	634	160

		As at Dec 2006	As at Sep 2006	As at Dec 2005 Restated	As at Dec 2006	As at Sep 2006	As at Dec 2005 Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric			US Dollar million / Imperial		
J	**Net asset value - cents per share**						
	Total equity per balance sheet	**21,331**	22,592	16,882	**3,047**	2,910	2,662
	Number of ordinary shares in issue - millions (note 9)	**280**	275	265	**280**	275	265
	Net asset value - cents per share	**7,607**	8,208	6,372	**1,087**	1,057	1,005
	Total equity per balance sheet	**21,331**	22,592	16,882	**3,047**	2,910	2,662
	Intangible assets per balance sheet	**(2,909)**	(3,137)	(2,533)	**(415)**	(404)	(399)
		18,422	19,455	14,349	**2,632**	2,506	2,263
	Number of ordinary shares in issue - millions (note 9)	**280**	275	265	**280**	275	265
	Net tangible asset value - cents per share	**6,569**	7,068	5,416	**939**	910	854
K	**Net debt**						
	Borrowings - long-term portion per balance sheet	**9,963**	10,497	10,825	**1,423**	1,352	1,706
	Borrowings - short-term portion per balance sheet	**413**	290	1,190	**59**	37	188
	Total borrowings	**10,376**	10,787	12,015	**1,482**	1,389	1,894
	Cash and cash equivalents per balance sheet	**(3,467)**	(2,871)	(1,328)	**(495)**	(370)	(209)
	Net debt	**6,909**	7,916	10,687	**987**	1,019	1,685

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**695**	**543**	**2,116**	**2,208**	**97**	**77**	**313**	**347**
Vaal River								
Great Noligwa	136	88	332	275	19	13	49	43
Kopanang	101	72	281	264	14	10	41	41
Moab Khotsong	169	147	565	600	23	21	83	94
Tau Lekoa	24	16	74	93	3	2	11	15
Surface Operations	7	10	51	170	1	1	8	27
West Wits								
Mponeng	111	81	325	301	16	11	48	47
Savuka	5	4	13	38	1	1	2	6
TauTona	142	124	475	468	20	17	70	74
ARGENTINA	**45**	**26**	**129**	**98**	**6**	**4**	**19**	**15**
Cerro Vanguardia - Attributable 92.50%	42	24	119	90	6	3	18	14
Minorities and exploration	3	2	10	8	-	1	1	1
AUSTRALIA	**295**	**162**	**584**	**244**	**42**	**24**	**86**	**38**
Sunrise Dam	27	56	163	214	4	8	24	34
Boddington	258	104	408	25	37	16	60	4
Exploration	10	2	13	5	1	-	2	-
BRAZIL	**333**	**396**	**1,258**	**544**	**45**	**57**	**186**	**85**
AngloGold Ashanti Brasil Mineração	300	362	1,134	459	41	52	168	71
Serra Grande - Attributable 50%	15	16	57	42	2	2	8	7
Minorities, exploration and other	18	18	67	43	2	3	10	7
GHANA	**236**	**153**	**656**	**574**	**33**	**21**	**97**	**90**
Bibiani	1	1	3	44	-	-	-	7
Iduapriem - Attributable 85%	17	10	31	23	2	1	5	4
Obuasi	216	140	613	495	30	19	91	78
Minorities and exploration	2	2	9	12	1	1	1	1
GUINEA	**27**	**26**	**110**	**229**	**4**	**4**	**16**	**36**
Siguiri - Attributable 85%	23	22	94	194	3	3	14	31
Minorities and exploration	4	4	16	35	1	1	2	5
MALI	**22**	**7**	**44**	**75**	**3**	**1**	**6**	**12**
Morila - Attributable 40%	4	-	8	11	1	-	1	2
Sadiola - Attributable 38%	13	4	28	48	2	1	4	7
Yatela - Attributable 40%	5	2	7	15	1	-	1	2
NAMIBIA	**18**	**5**	**33**	**33**	**3**	**1**	**5**	**5**
Navachab	18	5	33	33	3	1	5	5
TANZANIA	**119**	**198**	**452**	**496**	**16**	**29**	**67**	**78**
Geita	119	198	452	496	16	29	67	78
USA	**29**	**17**	**89**	**53**	**4**	**2**	**13**	**8**
Cripple Creek & Victor J.V.	29	17	89	53	4	2	13	8
OTHER	**41**	**9**	**62**	**46**	**6**	**1**	**9**	**8**
ANGLOGOLD ASHANTI	**1,861**	**1,542**	**5,533**	**4,600**	**260**	**220**	**817**	**722**

Rounding of figures may results in computational discrepancies.

Development

for the quarter ended 31 December 2006

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa							
Vaal reef	3,433	434	137.3	25.63	3,519	1.27	174.36
Kopanang							
Vaal reef	6,912	704	15.3	219.22	3,354	17.69	270.68
Tau Lekoa							
Ventersdorp Contact reef	1,816	358	67.0	16.70	1,119	-	-
Moab Khotsong							
Vaal reef	4,748	88	126.0	14.63	1,843	1.26	159.00
WEST WITS							
TauTona							
Ventersdorp Contact reef	207	-	-	-	-	-	-
Carbon Leader reef	2,726	76	12.3	45.85	564	0.66	8.11
Savuka							
Ventersdorp Contact reef	25	-	-	-	-	-	-
Carbon Leader reef	214	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	4,469	774	80.1	19.79	1,585	-	-
AUSTRALIA							
Sunrise Dam	990	990	-	5.20	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mine de Cuiabá	1,706	235	61.8	4.68	-	-	-
Córrego do Sitio	244	113	-	16.06	-	-	-
Lamego	635	73	-	3.80	-	-	-
Serra Grande							
Mina III	1,075	309	100.0	7.51	-	-	-
Mina Nova	127	-	-	-	-	-	-
GHANA							
Obuasi	6,547	2,045	510.0 *	8.91	4,544	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa							
Vaal reef	11,262	1,424	54.1	0.75	3.37	2.54	11.44
Kopanang							
Vaal reef	22,678	2,310	6.0	6.39	3.21	35.38	17.76
Tau Lekoa							
Ventersdorp Contact reef	5,959	1,175	26.4	0.49	1.07	-	-
Moab Khotsong							
Vaal reef	15,577	289	49.6	0.43	1.76	2.52	10.42
WEST WITS							
TauTona							
Ventersdorp Contact reef	679	-	-	-	-	-	-
Carbon Leader reef	8,943	249	4.8	1.34	0.54	1.32	0.53
Savuka							
Ventersdorp Contact reef	82	-	-	-	-	-	-
Carbon Leader reef	702	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	14,662	2,539	31.5	0.58	1.52	-	-
						-	-
AUSTRALIA						-	-
Sunrise Dam	3,248	3,248	-	0.15	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mina de Cuiabá	5,598	770	24.3	0.14	-	-	-
Córrego do Sitio	801	370	-	0.47	-	-	-
Lamego	2,082	238	-	0.11	-	-	-
Serra Grande							
Mina III	3,527	1,014	39.4	0.22	-	-	-
Mina Nova	417	-	-	-	-	-	-
GHANA							
Obuasi	21,479	6,708	200.8 *	0.26	4.35	-	-

* Average ore body width

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**20,019**	**20,296**	**79,427**	**83,223**
Vaal River								
Great Noligwa	7.95	7.72	8.08	9.30	4,640	4,699	19,119	21,547
Kopanang	7.40	6.63	7.01	7.38	3,657	3,448	13,886	14,993
Moab Khotsong	6.36	5.43	6.35	-	411	329	1,371	-
Tau Lekoa	4.34	3.59	3.76	3.96	1,387	1,358	5,473	8,253
Surface Operations	0.57	0.44	0.49	0.51	1,072	819	3,525	2,952
West Wits								
Mponeng	9.69	9.83	9.93	9.15	4,595	4,832	18,549	15,921
Savuka	7.31	8.44	7.68	6.80	654	808	2,768	3,930
TauTona [2]	11.46	10.51	10.18	9.62	3,604	4,000	14,736	15,627
ARGENTINA					**1,346**	**1,702**	**6,683**	**6,564**
Cerro Vanguardia - Attributable 92.50%	5.51	7.00	7.29	7.70	1,346	1,702	6,683	6,564
AUSTRALIA					**4,746**	**3,366**	**14,450**	**14,139**
Sunrise Dam [3]	4.20	3.10	3.39	3.68	4,746	3,366	14,450	14,139
BRAZIL					**2,904**	**2,858**	**10,551**	**10,756**
AngloGold Ashanti Brasil Mineração [2]	7.97	7.13	7.60	7.27	2,156	2,098	7,533	7,763
Serra Grande - Attributable 50%	7.69	7.29	7.51	7.93	747	760	3,017	2,993
GHANA					**4,411**	**4,540**	**18,399**	**21,170**
Bibiani [5]	0.43	0.44	0.55	-	150	263	1,163	3,578
Iduapriem [3] - Attributable 85%	1.70	1.73	1.74	1.71	1,219	1,360	5,196	5,422
Obuasi [2]	4.61	4.05	4.39	4.77	3,041	2,916	12,040	12,169
GUINEA					**2,406**	**1,940**	**7,948**	**7,674**
Siguiri [3] - Attributable 85%	1.08	1.09	1.08	1.21	2,406	1,940	7,948	7,674
MALI					**4,110**	**4,029**	**16,700**	**16,421**
Morila - Attributable 40%	3.46	3.85	3.88	5.41	1,503	1,551	6,428	8,139
Sadiola - Attributable 38%	3.44	2.85	3.22	2.73	1,546	1,430	5,898	5,223
Yatela [4] - Attributable 40%	3.88	2.97	4.12	2.99	1,061	1,048	4,374	3,060
NAMIBIA					**617**	**711**	**2,690**	**2,510**
Navachab	1.63	1.72	1.81	2.05	617	711	2,690	2,510
TANZANIA					**2,478**	**2,280**	**9,588**	**19,074**
Geita	1.73	1.48	1.68	3.14	2,478	2,280	9,588	19,074
USA					**2,661**	**2,143**	**8,817**	**10,252**
Cripple Creek & Victor J.V. [4]	0.48	0.65	0.54	0.62	2,661	2,143	8,817	10,252
ANGLOGOLD ASHANTI					**45,697**	**43,864**	**175,253**	**191,783**
Underground Operations	7.47	6.98	7.20	7.31	24,611	25,066	97,112	100,858
Surface and Dump Reclamation	0.52	0.46	0.50	0.52	1,569	1,497	6,246	4,228
Open-pit Operations	2.13	2.00	2.14	2.74	15,451	13,742	57,334	69,871
Heap Leach Operations [1]	0.79	0.84	0.82	0.83	4,066	3,559	14,561	16,826
					45,697	**43,864**	**175,253**	**191,783**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to

[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground

[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**262**	**268**	**259**	**252**	**20,307**	**20,232**	**78,914**	**83,212**
Vaal River								
Great Noligwa	234	243	244	266	4,642	4,768	18,998	21,544
Kopanang	241	229	227	240	3,655	3,481	13,790	14,991
Moab Khotsong	146	123	120	-	411	330	1,359	-
Tau Lekoa	167	164	154	168	1,390	1,366	5,440	8,252
Surface Operations	1,561	1,088	1,194	791	1,066	841	3,495	2,951
West Wits								
Mponeng	330	342	333	283	4,746	4,731	18,430	15,919
Savuka	208	256	221	146	667	788	2,753	3,931
TauTona	290	326	302	310	3,729	3,928	14,649	15,624
ARGENTINA	**723**	**962**	**938**	**900**	**1,325**	**1,605**	**6,619**	**6,422**
Cerro Vanguardia - Attributable 92.50%	723	962	938	900	1,325	1,605	6,619	6,422
AUSTRALIA	**2,443**	**2,232**	**2,363**	**2,776**	**4,899**	**3,194**	**14,413**	**14,123**
Sunrise Dam	4,354	2,867	3,156	3,143	4,899	3,194	14,413	14,123
BRAZIL	**626**	**640**	**602**	**692**	**2,775**	**2,771**	**10,655**	**10,347**
AngloGold Ashanti Brasil Mineração	568	573	526	618	2,095	2,045	7,703	7,445
Serra Grande - Attributable 50%	887	945	946	999	681	725	2,952	2,902
GHANA	**229**	**224**	**229**	**227**	**4,334**	**4,633**	**17,866**	**21,172**
Bibiani	390	476	605	780	139	283	1,119	3,578
Iduapriem - Attributable 85%	568	648	619	635	1,112	1,434	5,027	5,423
Obuasi	181	165	172	152	3,082	2,916	11,719	12,171
GUINEA	**619**	**494**	**508**	**592**	**2,402**	**1,755**	**7,758**	**7,674**
Siguiri - Attributable 85%	619	494	508	592	2,402	1,755	7,758	7,674
MALI	**1,286**	**1,297**	**1,333**	**1,946**	**3,972**	**4,097**	**16,285**	**16,450**
Morila - Attributable 40%	1,132	1,178	1,221	3,097	1,554	1,520	6,234	8,148
Sadiola - Attributable 38%	1,350	1,339	1,347	1,719	1,369	1,498	5,722	5,250
Yatela - Attributable 40%	1,470	1,455	1,514	1,103	1,048	1,079	4,328	3,052
NAMIBIA	**654**	**769**	**716**	**664**	**544**	**695**	**2,548**	**2,512**
Navachab	654	769	716	664	544	695	2,548	2,512
TANZANIA	**385**	**382**	**404**	**1,195**	**2,617**	**2,020**	**9,666**	**18,701**
Geita	385	382	404	1,195	2,617	2,020	9,666	18,701
USA	**2,740**	**2,151**	**2,260**	**2,728**	**2,692**	**2,183**	**8,915**	**10,154**
Cripple Creek & Victor J.V.	2,740	2,151	2,260	2,728	2,692	2,183	8,915	10,154
ANGLOGOLD ASHANTI	**372**	**360**	**358**	**376**	**45,866**	**43,185**	**173,639**	**190,767**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**62,888**	**62,837**	**61,667**	**59,343**	**88,764**	**82,547**	**82,939**	**75,434**
Vaal River								
Great Noligwa	54,393	62,145	56,390	53,868	76,424	78,323	74,041	67,024
Kopanang	61,570	65,114	62,908	56,427	76,264	78,594	76,906	69,594
Moab Khotsong	116,485	153,993	141,574	-	234,471	246,929	240,384	-
Tau Lekoa	87,829	95,702	94,730	83,885	149,979	123,094	132,864	103,932
Surface Operations	55,607	72,723	61,154	58,636	60,852	81,457	68,692	58,636
West Wits								
Mponeng	57,887	49,800	51,524	57,084	84,563	70,280	73,379	74,309
Savuka	79,339	67,618	72,865	87,200	76,223	74,723	77,752	105,194
TauTona	65,013	55,777	58,419	52,158	93,108	80,233	83,398	74,418
ARGENTINA	**80,559**	**49,808**	**50,015**	**35,698**	**129,468**	**79,928**	**80,091**	**57,543**
Cerro Vanguardia - Attributable 92.50%	79,547	49,170	49,358	35,035	128,229	79,097	79,269	56,756
AUSTRALIA	**68,984**	**82,199**	**67,512**	**56,904**	**89,091**	**99,263**	**85,421**	**78,313**
Sunrise Dam	68,640	80,232	65,877	54,924	86,512	98,305	82,908	74,065
BRAZIL	**51,246**	**50,934**	**47,342**	**37,709**	**74,790**	**63,648**	**62,941**	**49,123**
AngloGold Ashanti Brasil Mineração	45,050	47,496	42,816	34,619	68,934	59,868	58,713	46,446
Serra Grande - Attributable 50%	48,667	43,943	43,031	32,414	71,232	57,431	57,627	42,027
GHANA	**98,675**	**90,249**	**85,168**	**69,504**	**141,474**	**128,858**	**121,453**	**97,018**
Bibiani	121,324	163,285	95,581	62,273	(70,202)	197,243	98,495	98,650
Iduapriem - Attributable 85%	85,886	77,622	79,733	71,330	104,967	103,239	103,544	92,403
Obuasi	102,684	89,549	86,508	70,817	166,564	134,636	131,398	98,595
GUINEA	**89,572**	**100,179**	**87,571**	**62,009**	**136,464**	**129,505**	**121,156**	**85,331**
Siguiri - Attributable 85%	89,572	100,179	87,571	62,009	136,464	129,505	121,156	85,331
MALI	**63,526**	**58,445**	**54,510**	**45,135**	**70,492**	**82,079**	**69,827**	**63,108**
Morila - Attributable 40%	74,482	64,107	60,080	39,083	84,940	84,277	75,989	60,147
Sadiola - Attributable 38%	65,107	63,739	58,876	54,377	77,704	79,042	73,025	68,784
Yatela - Attributable 40%	51,776	53,712	49,469	53,754	45,489	93,736	65,402	69,469
NAMIBIA	**70,764**	**58,677**	**57,716**	**65,300**	**96,078**	**74,494**	**75,801**	**66,354**
Navachab	70,764	58,677	57,716	65,300	96,078	74,494	75,801	66,354
TANZANIA	**138,524**	**124,644**	**109,639**	**61,182**	**143,291**	**163,321**	**130,792**	**79,377**
Geita	138,524	124,644	109,639	61,182	143,291	163,321	130,792	79,377
USA	**64,863**	**58,320**	**57,039**	**48,356**	**89,868**	**80,936**	**80,481**	**69,581**
Cripple Creek & Victor J.V.	60,891	55,821	54,389	47,124	85,892	78,428	77,828	68,349
ANGLOGOLD ASHANTI	**72,422**	**71,495**	**67,133**	**57,465**	**98,145**	**95,267**	**90,345**	**76,495**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**1,382**	**1,484**	**5,366**	**2,562**	**872**	**1,106**	**3,746**	**1,480**
Vaal River								
Great Noligwa	356	350	1,373	768	256	281	1,055	556
Kopanang	255	246	926	476	201	204	744	347
Moab Khotsong	-	(6)	(20)	-	(43)	(36)	(148)	-
Tau Lekoa	59	53	175	59	(25)	19	(22)	(84)
Surface Operations	80	55	242	105	74	48	215	105
West Wits								
Mponeng	354	414	1,467	553	224	318	1,063	318
Savuka	43	54	164	(6)	38	49	145	(46)
TauTona	236	318	1,039	607	147	224	693	284
ARGENTINA	**63**	**134**	**465**	**354**	**(12)**	**79**	**245**	**203**
Cerro Vanguardia - Attributable 92.50%	60	125	434	332	(10)	75	232	193
Minorities and exploration	3	9	31	22	(2)	4	13	10
AUSTRALIA	**391**	**315**	**1,179**	**494**	**308**	**251**	**934**	**288**
Sunrise Dam	391	315	1,179	494	308	251	934	288
BRAZIL	**399**	**304**	**1,136**	**687**	**329**	**258**	**946**	**543**
AngloGold Ashanti Brasil Mineração	265	188	695	389	231	163	596	304
Serra Grande - Attributable 50%	80	59	226	165	62	48	180	137
Minorities and exploration	54	57	215	133	36	47	170	102
GHANA	**28**	**86**	**396**	**249**	**(108)**	**(70)**	**(186)**	**(191)**
Bibiani	33	(7)	59	15	32	(13)	33	(66)
Iduapriem - Attributable 85%	37	48	158	52	12	19	49	(16)
Obuasi	(55)	30	131	165	(159)	(84)	(292)	(104)
Minorities and exploration	13	15	48	17	7	8	24	(5)
GUINEA	**79**	**41**	**282**	**258**	**(19)**	**(18)**	**19**	**98**
Siguiri - Attributable 85%	60	27	217	211	(23)	(22)	(5)	81
Minorities and exploration	19	14	65	47	4	4	24	17
MALI	**364**	**342**	**1,274**	**732**	**287**	**250**	**986**	**443**
Morila - Attributable 40%	122	127	466	413	95	96	354	245
Sadiola - Attributable 38%	116	122	418	205	90	99	334	131
Yatela - Attributable 40%	127	93	390	114	103	55	298	68
NAMIBIA	**43**	**57**	**192**	**110**	**32**	**46**	**148**	**64**
Navachab	43	57	192	110	32	46	148	64
TANZANIA	**78**	**36**	**246**	**289**	**(2)**	**(51)**	**(19)**	**49**
Geita	78	36	246	289	(2)	(51)	(19)	49
USA	**226**	**81**	**432**	**363**	**167**	**23**	**167**	**107**
Cripple Creek & Victor J.V.	226	81	432	363	167	23	167	107
OTHER	**105**	**162**	**268**	**(13)**	**105**	**146**	**221**	**(85)**
ANGLOGOLD ASHANTI	**3,158**	**3,041**	**11,236**	**6,085**	**1,959**	**2,020**	**7,207**	**2,999**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**644**	**653**	**2,554**	**2,676**
Vaal River								
Great Noligwa	0.232	0.225	0.236	0.271	149	151	615	693
Kopanang	0.216	0.193	0.204	0.215	118	111	446	482
Moab Khotsong	0.185	0.158	0.185	-	13	11	44	-
Tau Lekoa	0.127	0.105	0.110	0.116	45	44	176	265
Surface Operations	0.016	0.013	0.014	0.015	34	26	113	95
West Wits								
Mponeng	0.283	0.287	0.290	0.267	148	155	596	512
Savuka	0.213	0.246	0.224	0.198	21	26	89	126
TauTona [2]	0.334	0.306	0.297	0.281	116	129	474	502
ARGENTINA					**43**	**55**	**215**	**211**
Cerro Vanguardia - Attributable 92.50%	0.161	0.204	0.213	0.225	43	55	215	211
AUSTRALIA					**153**	**108**	**465**	**455**
Sunrise Dam [3]	0.123	0.090	0.099	0.107	153	108	465	455
BRAZIL					**93**	**92**	**339**	**346**
AngloGold Ashanti Brasil Mineração [2]	0.232	0.208	0.222	0.212	69	67	242	250
Serra Grande - Attributable 50%	0.224	0.213	0.219	0.231	24	24	97	96
GHANA					**142**	**146**	**592**	**680**
Bibiani [5]	0.013	0.013	0.016	-	5	8	37	115
Iduapriem [3] - Attributable 85%	0.049	0.051	0.051	0.050	39	44	167	174
Obuasi [2]	0.134	0.118	0.128	0.139	98	94	387	391
GUINEA					**77**	**62**	**256**	**246**
Siguiri [3] - Attributable 85%	0.032	0.032	0.032	0.035	77	62	256	246
MALI					**132**	**130**	**537**	**528**
Morila - Attributable 40%	0.101	0.112	0.113	0.158	48	50	207	262
Sadiola - Attributable 38%	0.100	0.083	0.094	0.080	50	46	190	168
Yatela [4] - Attributable 40%	0.113	0.087	0.120	0.087	34	34	141	98
NAMIBIA					**20**	**23**	**86**	**81**
Navachab	0.048	0.050	0.053	0.060	20	23	86	81
TANZANIA					**80**	**73**	**308**	**613**
Geita	0.050	0.043	0.049	0.092	80	73	308	613
USA					**86**	**69**	**283**	**330**
Cripple Creek & Victor J.V. [4]	0.014	0.019	0.016	0.018	86	69	283	330
ANGLOGOLD ASHANTI					**1,469**	**1,410**	**5,635**	**6,166**
Undergound operations	0.218	0.204	0.210	0.213	791	806	3,123	3,243
Surface and Dump Reclamation	0.015	0.013	0.015	0.015	50	48	201	136
Open-pit Operations	0.062	0.058	0.063	0.080	497	442	1,843	2,246
Heap leach Operations [1]	0.023	0.024	0.024	0.024	131	114	468	541
					1,469	**1,410**	**5,635**	**6,166**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground
[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.43**	**8.62**	**8.34**	**8.11**	**653**	**650**	**2,537**	**2,675**
Vaal River								
Great Noligwa	7.53	7.80	7.85	8.55	149	153	611	693
Kopanang	7.74	7.37	7.30	7.71	118	112	443	482
Moab Khotsong	4.68	3.95	3.86	-	13	11	44	-
Tau Lekoa	5.36	5.26	4.96	5.41	45	44	175	265
Surface Operations	50.20	35.00	38.40	25.44	34	27	112	95
West Wits								
Mponeng	10.62	11.01	10.71	9.10	153	152	593	512
Savuka	6.68	8.24	7.11	4.70	21	25	89	126
TauTona	9.31	10.48	9.71	9.97	120	126	471	502
ARGENTINA	**23.24**	**30.92**	**30.15**	**28.95**	**43**	**52**	**213**	**206**
Cerro Vanguardia - Attributable 92.50%	23.24	30.92	30.15	28.95	43	52	213	206
AUSTRALIA	**78.54**	**71.75**	**75.96**	**89.27**	**158**	**103**	**463**	**454**
Sunrise Dam	140.00	92.18	101.48	101.06	158	103	463	454
BRAZIL	**20.11**	**20.58**	**19.36**	**22.23**	**89**	**89**	**343**	**333**
AngloGold Ashanti Brasil Mineração	18.25	18.42	16.90	19.88	67	66	248	239
Serra Grande - Attributable 50%	28.50	30.37	30.42	32.12	22	23	95	93
GHANA	**7.35**	**7.19**	**7.35**	**7.31**	**139**	**149**	**574**	**681**
Bibiani	12.54	15.30	19.46	25.09	4	9	36	115
Iduapriem - Attributable 85%	18.27	20.83	19.90	20.43	36	46	162	174
Obuasi	5.83	5.32	5.52	4.89	99	94	377	391
GUINEA	**19.89**	**15.88**	**16.33**	**19.03**	**77**	**56**	**249**	**247**
Siguiri - Attributable 85%	19.89	15.88	16.33	19.03	77	56	249	247
MALI	**41.35**	**41.71**	**42.85**	**62.56**	**128**	**132**	**524**	**529**
Morila - Attributable 40%	36.39	37.87	39.26	99.57	50	49	200	262
Sadiola - Attributable 38%	43.40	43.03	43.32	55.27	44	48	184	169
Yatela - Attributable 40%	47.25	46.78	48.69	35.48	34	35	139	98
NAMIBIA	**21.04**	**24.71**	**23.03**	**21.36**	**17**	**22**	**82**	**81**
Navachab	21.04	24.71	23.03	21.36	17	22	82	81
TANZANIA	**12.38**	**12.27**	**12.98**	**38.41**	**84**	**65**	**311**	**601**
Geita	12.38	12.27	12.98	38.41	84	65	311	601
USA	**88.10**	**69.16**	**72.67**	**87.71**	**87**	**70**	**287**	**326**
Cripple Creek & Victor J.V.	88.10	69.16	72.67	87.71	87	70	287	326
ANGLOGOLD ASHANTI	**11.97**	**11.57**	**11.49**	**12.10**	**1,475**	**1,388**	**5,583**	**6,133**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**268**	**274**	**285**	**291**	**379**	**359**	**383**	**369**
Vaal River								
Great Noligwa	232	271	261	264	326	341	342	329
Kopanang	262	284	291	277	325	343	355	341
Moab Khotsong	498	669	655	-	1,006	1,073	1,107	-
Tau Lekoa	373	417	440	410	640	536	614	509
Surface Operations	237	317	281	287	259	355	316	287
West Wits								
Mponeng	247	217	237	279	361	306	338	363
Savuka	339	294	336	430	324	325	359	517
TauTona	277	243	269	256	397	349	384	364
ARGENTINA	**344**	**216**	**228**	**174**	**554**	**347**	**365**	**281**
Cerro Vanguardia - Attributable 92.50%	340	213	225	171	549	343	361	277
AUSTRALIA	**295**	**355**	**306**	**279**	**380**	**430**	**388**	**383**
Sunrise Dam	293	346	298	269	369	425	376	363
BRAZIL	**218**	**223**	**216**	**184**	**318**	**278**	**287**	**239**
AngloGold Ashanti Brasil Mineração	192	207	195	169	293	260	266	226
Serra Grande - Attributable 50%	207	194	198	158	304	253	265	205
GHANA	**420**	**392**	**390**	**339**	**604**	**559**	**557**	**473**
Bibiani	508	704	437	305	(315)	853	464	482
Iduapriem - Attributable 85%	366	338	368	348	446	449	478	451
Obuasi	437	388	395	345	713	584	600	481
GUINEA	**383**	**435**	**399**	**301**	**584**	**562**	**552**	**414**
Siguiri - Attributable 85%	383	435	399	301	584	562	552	414
MALI	**271**	**254**	**250**	**220**	**300**	**354**	**320**	**308**
Morila - Attributable 40%	317	278	275	191	361	366	349	293
Sadiola - Attributable 38%	277	278	270	265	331	344	335	336
Yatela - Attributable 40%	222	234	228	263	195	398	299	340
NAMIBIA	**303**	**255**	**265**	**321**	**412**	**324**	**348**	**326**
Navachab	303	255	265	321	412	324	348	326
TANZANIA	**586**	**540**	**497**	**298**	**605**	**706**	**595**	**387**
Geita	586	540	497	298	605	706	595	387
USA	**276**	**254**	**260**	**236**	**383**	**353**	**368**	**339**
Cripple Creek & Victor J.V.	259	243	248	230	366	342	356	333
ANGLOGOLD ASHANTI	**309**	**311**	**308**	**281**	**419**	**414**	**414**	**374**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005	Quarter ended December 2006	Quarter ended September 2006	Year ended December 2006	Year ended December 2005
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**188**	**208**	**788**	**399**	**118**	**155**	**549**	**230**
Vaal River								
Great Noligwa	49	49	203	120	35	39	156	87
Kopanang	35	34	136	74	27	29	109	54
Moab Khotsong	(0)	(1)	(3)	-	(6)	(5)	(22)	-
Tau Lekoa	8	7	25	9	(3)	3	(4)	(14)
Surface Operations	11	8	35	16	10	7	31	16
West Wits								
Mponeng	48	58	216	86	30	44	156	49
Savuka	6	8	24	(1)	5	7	21	(8)
TauTona	32	45	152	95	20	31	101	44
ARGENTINA	**9**	**19**	**69**	**56**	**(2)**	**11**	**37**	**32**
Cerro Vanguardia - Attributable 92.50%	8	17	65	52	(1)	10	35	31
Minorities and exploration	1	2	4	4	(1)	1	2	1
AUSTRALIA	**54**	**44**	**173**	**78**	**43**	**35**	**137**	**46**
Sunrise Dam	54	44	173	78	43	35	137	46
BRAZIL	**55**	**42**	**165**	**108**	**45**	**36**	**138**	**86**
AngloGold Ashanti Brasil Mineração	36	26	101	61	32	23	86	48
Serra Grande - Attributable 50%	11	8	33	26	8	7	26	22
Minorities and exploration	8	8	31	21	5	6	26	16
GHANA	**4**	**12**	**60**	**40**	**(15)**	**(10)**	**(26)**	**(29)**
Bibiani	5	(1)	9	3	4	(2)	5	(10)
Iduapriem - Attributable 85%	5	7	23	9	2	3	7	(2)
Obuasi	(8)	4	21	26	(22)	(12)	(42)	(16)
Minorities and exploration	2	2	7	2	1	1	4	(1)
GUINEA	**11**	**6**	**42**	**40**	**(2)**	**(2)**	**4**	**15**
Siguiri - Attributable 85%	8	4	33	33	(3)	(3)	-	12
Minorities and exploration	3	2	9	7	1	1	4	3
MALI	**50**	**48**	**188**	**115**	**39**	**36**	**146**	**69**
Morila - Attributable 40%	17	18	69	65	13	14	52	39
Sadiola - Attributable 38%	16	17	61	32	12	14	49	20
Yatela - Attributable 40%	17	13	57	18	14	8	44	11
NAMIBIA	**6**	**8**	**28**	**17**	**4**	**6**	**22**	**10**
Navachab	6	8	28	17	4	6	22	10
TANZANIA	**11**	**5**	**37**	**47**	**-**	**(7)**	**(2)**	**9**
Geita	11	5	37	47	-	(7)	(2)	9
USA	**31**	**11**	**62**	**57**	**23**	**3**	**23**	**17**
Cripple Creek & Victor J.V.	31	11	62	57	23	3	23	17
OTHER	**15**	**23**	**40**	**(2)**	**16**	**20**	**30**	**(15)**
ANGLOGOLD ASHANTI	**434**	**426**	**1,652**	**955**	**269**	**283**	**1,058**	**470**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	99	99	104	395	1,062	1,068	1,116	4,252
Milled	- 000 tonnes	/	- 000 tons	584	608	617	2,365	644	671	681	2,607
Yield	- g/t	/	- oz/t	7.95	7.72	8.54	8.08	0.232	0.225	0.249	0.236
Gold produced	- kg	/	- oz (000)	4,640	4,699	5,274	19,119	149	151	170	615
Gold sold	- kg	/	oz (000)	4,642	4,768	5,270	18,998	149	153	169	611
Price received	- R/kg	/	- $/oz - sold	131,409	137,043	102,524	129,696	559	599	488	597
Total cash costs	- R	/	- $ - ton milled	432	480	430	456	54	61	60	62
	- R/kg	/	- $/oz - produced	54,393	62,145	50,311	56,390	232	271	240	261
Total production costs	- R/kg	/	- $/oz - produced	76,424	78,323	73,628	74,041	326	341	353	342
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	280	282	302	280	9.01	9.07	9.72	8.99
Actual	- g	/	- oz	234	243	265	244	7.53	7.80	8.52	7.85
Target	- m²	/	- ft²	5.70	5.82	5.45	5.66	61.35	62.69	58.68	60.91
Actual	- m²	/	- ft²	4.98	5.12	5.21	5.05	53.61	55.16	56.04	54.31
FINANCIAL RESULTS (MILLION)											
Gold income				546	623	488	2,197	74	87	75	325
Cost of sales				354	373	377	1,409	49	52	58	209
Cash operating costs				251	290	265	1,069	34	41	41	159
Other cash costs				2	2	-	9	-	-	-	1
Total cash costs				252	292	265	1,078	35	41	41	160
Retrenchment costs				4	4	11	15	1	1	2	2
Rehabilitation and other non-cash costs				(2)	2	2	5	-	-	-	1
Production costs				254	298	278	1,098	35	42	43	163
Amortisation of tangible assets				100	70	110	318	14	10	17	47
Inventory change				-	5	(12)	(7)	-	1	(2)	(1)
				192	250	112	788	26	35	17	115
Realised non-hedge derivatives				64	30	52	267	9	4	8	40
Gross profit excluding the effect of unrealised non-hedge derivatives				256	281	164	1,055	35	39	25	156
Capital expenditure				136	88	124	332	19	13	19	49

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		129	123	120	482	1,391	1,323	1,293	5,191
Milled	- 000 tonnes	/ - 000 tons		494	520	504	1,981	545	574	556	2,184
Yield	- g/t	/ - oz/t		7.40	6.63	7.27	7.01	0.216	0.193	0.212	0.204
Gold produced	- kg	/ - oz (000)		3,657	3,448	3,664	13,886	118	111	118	446
Gold sold	- kg	/ oz (000)		3,655	3,481	3,662	13,790	118	112	118	443
Price received	- R/kg	/ - $/oz	- sold	131,218	137,049	102,370	130,139	558	598	488	596
Total cash costs	- R	/ - $	- ton milled	455	432	402	441	57	55	56	59
	- R/kg	/ - $/oz	- produced	61,570	65,114	55,227	62,908	262	284	263	291
Total production costs	- R/kg	/ - $/oz	- produced	76,264	78,594	70,300	76,906	325	343	335	355
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		240	241	221	240	7.71	7.74	7.09	7.72
Actual	- g	/ - oz		241	229	239	227	7.74	7.37	7.70	7.30
Target	- m^2	/ - ft^2		7.75	7.78	7.09	7.75	83.40	83.76	76.32	83.45
Actual	- m^2	/ - ft^2		8.50	8.17	7.85	7.89	91.53	87.89	84.51	84.87
FINANCIAL RESULTS (MILLION)											
Gold income				430	455	338	1,600	59	64	52	235
Cost of sales				279	273	257	1,051	38	38	39	156
Cash operating costs				224	223	202	866	31	31	31	129
Other cash costs				1	2	-	7	-	-	-	1
Total cash costs				225	225	202	874	31	31	31	130
Retrenchment costs				2	3	8	10	-	-	1	1
Rehabilitation and other non-cash costs				(3)	2	3	2	-	-	-	-
Production costs				224	229	213	885	31	32	33	131
Amortisation of tangible assets				55	42	44	183	8	6	7	27
Inventory change				-	2	(1)	(17)	-	-	-	(3)
				151	182	81	549	20	25	12	80
Realised non-hedge derivatives				50	22	37	195	7	3	6	29
Gross profit excluding the effect of unrealised non-hedge derivatives				201	204	118	744	27	29	18	109
Capital expenditure				101	72	69	281	14	10	11	41

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
MOAB KHOTSONG				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		9	9	-	31	95	92	-	335
Milled	- 000 tonnes	/ - 000 tons		65	61	-	216	71	67	-	238
Yield	- g/t	/ - oz/t		6.36	5.43	-	6.35	0.185	0.158	-	0.185
Gold produced	- kg	/ - oz (000)		411	329	-	1,371	13	11	-	44
Gold sold	- kg	/ - oz (000)		411	330	-	1,359	13	11	-	44
Price received	- R/kg	/ - $/oz	- sold	131,193	137,141	-	130,860	558	595	-	596
Total cash costs	- R	/ - $	- ton milled	740	837	-	899	92	106	-	121
	- R/kg	/ - $/oz	- produced	116,485	153,993	-	141,574	498	669	-	655
Total production costs	- R/kg	/ - $/oz	- produced	234,471	246,929	-	240,384	1,006	1,073	-	1,107
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		162	138	-	127	5.21	4.44	-	4.09
Actual	- g	/ - oz		146	123	-	120	4.68	3.95	-	3.86
Target	- m²	/ - ft²		3.20	3.00	-	2.81	34.44	32.24	-	30.25
Actual	- m²	/ - ft²		3.13	3.18	-	2.73	33.71	34.26	-	29.34
FINANCIAL RESULTS (MILLION)											
Gold income				48	43	-	158	7	6	-	23
Cost of sales				96	81	-	326	13	11	-	48
Cash operating costs				47	50	-	192	7	7	-	29
Other cash costs				-	-	-	2	-	-	-	-
Total cash costs				48	51	-	194	7	7	-	29
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				6	-	-	7	1	-	-	1
Production costs				54	51	-	202	7	7	-	30
Amortisation of tangible assets				42	30	-	128	6	4	-	19
Inventory change				-	-	-	(4)	-	-	-	(1)
				(48)	(39)	-	(168)	(7)	(5)	-	(25)
Realised non-hedge derivatives				6	2	-	20	1	-	-	3
Gross loss excluding the effect of unrealised non-hedge derivatives				(43)	(36)	-	(148)	(6)	(5)	-	(22)
Capital expenditure				169	147	142	565	23	21	22	83

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/	- 000 ft^2	66	71	99	279	706	769	1,067	3,008
Milled	- 000 tonnes	/	- 000 tons	319	378	540	1,457	352	417	596	1,606
Yield	- g/t	/	- oz/t	4.34	3.59	3.52	3.76	0.127	0.105	0.103	0.110
Gold produced	- kg	/	- oz (000)	1,387	1,358	1,904	5,473	45	44	61	176
Gold sold	- kg	/	oz (000)	1,390	1,366	1,902	5,440	45	44	61	175
Price received	- R/kg	/	- $/oz	- sold	132,090	137,109	102,339	129,255	561	599	488	595
Total cash costs	- R	/	- $	- ton milled	382	344	326	356	47	44	45	48
	- R/kg	/	- $/oz	- produced	87,829	95,702	92,559	94,730	373	417	441	440
Total production costs	- R/kg	/	- $/oz	- produced	149,979	123,094	119,704	132,864	640	536	571	614
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	117	123	223	137	3.76	3.95	7.16	4.39
Actual	- g	/	- oz	167	164	156	154	5.36	5.26	5.01	4.96
Target	- m^2	/	- ft^2	5.44	5.64	9.71	6.31	58.60	60.70	104.55	67.94
Actual	- m^2	/	- ft^2	7.88	8.61	8.12	7.88	84.84	92.65	87.38	84.84
FINANCIAL RESULTS (MILLION)											
Gold income				164	178	176	629	22	25	27	93
Cost of sales				208	168	225	725	29	24	34	108
Cash operating costs				121	129	176	515	17	18	27	77
Other cash costs				1	1	-	4	-	-	-	1
Total cash costs				122	130	176	518	17	18	27	77
Retrenchment costs				1	2	4	7	-	-	1	1
Rehabilitation and other non-cash costs				2	1	(2)	5	-	-	-	1
Production costs				125	133	178	530	17	19	27	79
Amortisation of tangible assets				83	34	49	197	11	5	8	29
Inventory change				-	1	(3)	(2)	-	-	-	-
				(44)	10	(49)	(96)	(6)	1	(8)	(15)
Realised non-hedge derivatives				20	9	19	74	3	1	3	11
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives				(25)	19	(30)	(22)	(3)	3	(5)	(4)
Capital expenditure				24	16	24	74	3	2	4	11

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

SURFACE OPERATIONS			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
Milled	- 000 tonnes	/ - 000 tons	1,895	1,856	1,442	7,183	2,089	2,045	1,589	7,918
Yield	- g/t	/ - oz/t	0.57	0.44	0.55	0.49	0.016	0.013	0.016	0.014
Gold produced	- kg	/ - oz (000)	1,072	819	800	3,525	34	26	26	113
Gold sold	- kg	/ - oz (000)	1,066	841	799	3,495	34	27	26	112
Price received	- R/kg	/ - $/oz - sold	130,842	136,959	102,243	131,021	557	598	487	598
Total cash costs	- R	/ - $ - ton milled	31	32	28	30	4	4	4	4
	- R/kg	/ - $/oz - produced	55,607	72,723	51,135	61,154	237	317	244	281
Total production costs	- R/kg	/ - $/oz - produced	60,852	81,457	51,135	68,692	259	355	244	316
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,166	1,143	733	1,056	37.48	36.74	23.57	33.96
Actual	- g	/ - oz	1,561	1,088	956	1,194	50.20	35.00	30.74	38.40
FINANCIAL RESULTS (MILLION)										
Gold income			125	110	74	406	17	15	11	60
Cost of sales			65	68	40	243	9	9	6	36
Cash operating costs			60	60	41	216	8	8	6	32
Other cash costs			-	-	-	-	-	-	-	-
Total cash costs			60	60	41	216	8	8	6	32
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			60	60	41	216	8	8	6	32
Amortisation of tangible assets			6	7	-	27	1	1	-	4
Inventory change			-	1	(1)	1	-	-	-	-
			59	42	34	164	8	6	5	24
Realised non-hedge derivatives			15	5	8	51	2	1	1	8
Gross profit excluding the effect of unrealised non-hedge derivatives			74	48	42	215	10	7	6	31
Capital expenditure			7	10	66	51	1	1	10	8

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

MPONENG			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	93	99	93	368	1,003	1,063	1,000	3,962
Milled	- 000 tonnes	/ - 000 tons	474	491	454	1,867	523	542	500	2,058
Yield	- g/t	/ - oz/t	9.69	9.83	9.77	9.93	0.283	0.287	0.285	0.290
Gold produced	- kg	/ - oz (000)	4,595	4,832	4,436	18,549	148	155	143	596
Gold sold	- kg	/ - oz (000)	4,746	4,731	4,433	18,430	153	152	143	593
Price received	- R/kg	/ - $/oz - sold	131,041	137,383	101,950	130,141	556	597	486	596
Total cash costs	- R	/ - $ - ton milled	561	490	507	512	70	62	70	69
	- R/kg	/ - $/oz - produced	57,887	49,800	51,902	51,524	247	217	247	237
Total production costs	- R/kg	/ - $/oz - produced	84,563	70,280	64,155	73,379	361	306	305	338
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	299	297	281	292	9.61	9.54	9.02	9.37
Actual	- g	/ - oz	330	342	318	333	10.62	11.01	10.22	10.71
Target	- m²	/ - ft²	6.36	6.41	5.90	6.23	68.41	68.95	63.52	67.09
Actual	- m²	/ - ft²	6.70	7.00	6.65	6.61	72.10	75.33	71.61	71.15
FINANCIAL RESULTS (MILLION)										
Gold income			558	616	410	2,136	76	86	63	314
Cost of sales			398	332	290	1,335	54	46	44	197
Cash operating costs			264	239	230	947	36	33	35	140
Other cash costs			2	2	1	9	-	-	-	1
Total cash costs			266	241	230	956	36	34	35	142
Retrenchment costs			1	2	6	7	-	-	1	1
Rehabilitation costs			(8)	1	(2)	(5)	(1)	-	-	(1)
Production costs			259	243	235	957	35	34	36	142
Amortisation of tangible assets			129	96	50	404	18	13	8	60
Inventory change			9	(7)	5	(26)	1	(1)	1	(5)
			161	284	120	801	21	40	18	117
Realised non-hedge derivatives			63	34	42	262	9	5	7	39
Gross profit excluding the effect of unrealised non-hedge derivatives			224	318	162	1,063	30	44	25	156
Capital expenditure			111	81	81	325	16	11	12	48

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		19	21	17	77	206	229	187	830
Milled	- 000 tonnes	/ - 000 tons		89	96	80	360	99	105	88	397
Yield	- g/t	/ - oz/t		7.31	8.44	9.68	7.68	0.213	0.246	0.282	0.224
Gold produced	- kg	/ - oz (000)		654	808	770	2,768	21	26	25	89
Gold sold	- kg	/ - oz (000)		667	788	770	2,753	21	25	25	89
Price received	- R/kg	/ - $/oz	- sold	133,464	137,236	102,344	130,216	568	599	487	596
Total cash costs	- R	/ - $	- ton milled	580	571	604	560	72	72	84	75
	- R/kg	/ - $/oz	- produced	79,339	67,618	62,419	72,865	339	294	297	336
Total production costs	- R/kg	/ - $/oz	- produced	76,223	74,723	87,574	77,752	324	325	416	359
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		-	-	149	166	-	-	4.80	5.34
Actual	- g	/ - oz		208	256	215	221	6.68	8.24	6.91	7.11
Target	- m²	/ - ft²		-	-	4.99	5.00	-	-	53.75	53.81
Actual	- m²	/ - ft²		6.10	6.74	4.84	6.16	65.62	72.55	52.13	66.30
FINANCIAL RESULTS (MILLION)											
Gold income				79	103	72	321	11	14	11	47
Cost of sales				51	59	71	213	7	8	11	32
Cash operating costs				52	54	48	200	7	8	7	30
Other cash costs				-	-	-	2	-	-	-	-
Total cash costs				52	55	48	202	7	8	7	30
Retrenchment costs				-	-	19	1	-	-	3	-
Rehabilitation and other non-cash costs				(7)	-	(1)	(6)	(1)	-	-	(1)
Production costs				45	55	66	197	6	8	10	29
Amortisation of tangible assets				4	5	1	18	1	1	-	3
Inventory change				1	(1)	4	(2)	-	-	1	-
				28	44	-	107	4	6	-	16
Realised non-hedge derivatives				10	5	7	38	1	1	1	6
Gross profit excluding the effect of unrealised non-hedge derivatives				38	49	7	145	5	7	1	21
Capital expenditure				5	4	2	13	1	1	-	2

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

TAUTONA				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		57	63	72	242	618	683	779	2,606
Milled	- 000 tonnes	/ - 000 tons		308	375	442	1,420	339	413	487	1,565
Yield	- g/t	/ - oz/t		11.46	10.51	8.90	10.18	0.334	0.306	0.260	0.297
Gold produced	- kg	/ - oz (000)		3,526	3,935	3,929	14,450	113	127	126	465
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		172	142	75	621	189	157	83	684
Yield	- g/t	/ - oz/t		0.45	0.46	0.54	0.46	0.013	0.013	0.016	0.013
Gold produced	- kg	/ - oz (000)		78	65	41	286	2	2	1	9
TOTAL											
Yield [1]	- g/t	/ - oz/t		11.46	10.51	8.90	10.18	0.334	0.306	0.260	0.297
Gold produced	- kg	/ - oz (000)		3,604	4,000	3,970	14,736	116	129	128	474
Gold sold	- kg	/ - oz (000)		3,729	3,928	3,965	14,649	120	126	127	471
Price received	- R/kg	/ - $/oz	- sold	131,779	137,120	102,120	130,300	559	598	486	596
Total cash costs	- R	/ - $	- ton milled	489	432	400	422	61	55	56	57
	- R/kg	/ - $/oz	- produced	65,013	55,777	52,087	58,419	277	243	248	269
Total production costs	- R/kg	/ - $/oz	- produced	93,108	80,233	79,572	83,398	397	349	380	384
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		356	336	336	329	11.45	10.82	10.82	10.58
Actual	- g	/ - oz		290	326	318	302	9.31	10.48	10.24	9.71
Target	- m^2	/ - ft^2		5.71	5.60	5.30	5.60	61.43	60.30	57.09	60.32
Actual	- m^2	/ - ft^2		4.61	5.17	5.81	4.97	49.64	55.60	62.50	53.45
FINANCIAL RESULTS (MILLION)											
Gold income				440	512	368	1,704	60	72	56	250
Cost of sales				345	315	319	1,215	47	44	49	179
Cash operating costs				233	221	206	853	32	31	32	126
Other cash costs				1	2	1	8	-	-	-	1
Total cash costs				234	223	207	861	32	31	32	127
Retrenchment costs				1	3	5	9	-	-	1	1
Rehabilitation and other non-cash costs				11	1	(3)	14	2	-	-	2
Production costs				246	227	209	883	34	32	32	131
Amortisation of tangible assets				89	94	107	346	12	13	16	51
Inventory change				9	(6)	4	(13)	1	(1)	1	(3)
				95	197	48	489	13	28	7	71
Realised non-hedge derivatives				52	27	37	205	7	4	6	30
Gross profit excluding the effect of unrealised non-hedge derivatives				147	224	85	693	20	31	13	101
Capital expenditure				142	124	143	475	20	17	22	70

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		6,341	5,100	4,875	19,674	6,990	5,621	5,374	21,687
Treated	- 000 tonnes	/ - 000 tons		244	243	211	917	269	268	232	1,011
Stripping ratio	- t (mined total-mined ore) / t mined ore			26.88	18.27	22.30	20.54	26.88	18.27	22.30	20.54
Yield	- g/t	/ - oz/t		5.51	7.00	7.49	7.29	0.161	0.204	0.218	0.213
Gold in ore	- kg	/ - oz (000)		1,423	1,583	1,677	6,287	46	51	54	202
Gold produced	- kg	/ - oz (000)		1,346	1,702	1,577	6,683	43	55	51	215
Gold sold	- kg	/ - oz (000)		1,325	1,605	1,596	6,619	43	52	51	213
Price received	- R/kg	/ - $/oz	- sold	105,682	112,830	90,615	104,320	450	489	432	481
Total cash costs	- R/kg	/ - $/oz	- produced	79,547	49,170	36,290	49,358	340	213	173	225
Total production costs	- R/kg	/ - $/oz	- produced	128,229	79,097	57,810	79,269	549	343	275	361
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		918	1,028	818	1,065	29.51	33.05	26.30	34.23
Actual	- g	/ - oz		723	962	924	938	23.24	30.92	29.70	30.15
FINANCIAL RESULTS (MILLION)											
Gold income				162	205	160	778	22	29	24	115
Cost of sales				159	117	96	500	22	16	15	73
Cash operating costs				91	64	43	256	12	9	7	37
Other cash costs				16	20	14	74	2	3	2	11
Total cash costs				107	84	57	330	15	12	9	48
Rehabilitation and other non-cash costs				(4)	1	1	(2)	(1)	-	-	-
Production costs				103	84	58	328	14	12	9	48
Amortisation of tangible assets				69	50	32	202	10	7	5	30
Inventory change				(14)	(17)	5	(29)	(2)	(2)	1	(4)
				3	87	64	277	-	12	10	42
Realised non-hedge derivatives				(13)	(13)	(5)	(45)	(2)	(2)	(1)	(7)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives				(10)	75	58	232	(1)	10	9	35
Capital expenditure				42	24	20	119	6	3	3	18

Rounding of figures may results in computational discrepancies.

Australia

SUNRISE DAM		Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - ooo tons	98	117	-	354	108	128	-	390
Treated	- 000 tonnes / - 000 tons	72	129	-	311	79	142	-	343
Yield	- g/t / - oz/t	7.74	5.87	-	6.67	0.226	0.171	-	0.194
Gold produced	- kg / - oz (000)	557	757	-	2,073	18	24	-	67
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	2,018	2,561	2,938	9,994	2,639	3,350	3,843	13,072
Treated	- 000 tonnes / - 000 tons	997	842	934	3,656	1,099	929	1,030	4,030
Stripping ratio	- t (mined total-mined ore) / t mined ore	3.36	6.29	5.40	4.49	3.36	6.29	5.40	4.49
Yield	- g/t / - oz/t	4.20	3.10	2.69	3.39	0.123	0.090	0.078	0.099
Gold produced	- kg / - oz (000)	4,189	2,609	2,866	12,377	135	84	92	398
TOTAL									
Yield [1]	- g/t / - oz/t	4.20	3.10	2.69	3.39	0.123	0.090	0.078	0.099
Gold produced	- kg / - oz (000)	4,746	3,366	2,866	14,450	153	108	92	465
Gold sold	- kg / - oz (000)	4,899	3,194	2,856	14,413	158	103	92	463
Price received	- R/kg / - $/oz - sold	144,920	183,514	107,342	146,149	625	794	515	663
Total cash costs	- R/kg / - $/oz - produced	68,640	80,232	48,903	65,877	293	346	231	298
Total production costs	- R/kg / - $/oz - produced	86,512	98,305	81,376	82,908	369	425	384	376
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	3,786	2,930	2,112	2,992	121.72	94.21	67.89	96.18
Actual	- g / - oz	4,354	2,867	2,552	3,156	140.00	92.18	82.06	101.48
FINANCIAL RESULTS (MILLION)									
Gold income		620	454	287	1,848	86	64	44	271
Cost of sales		402	335	262	1,173	55	47	40	171
Cash operating costs		308	259	132	903	42	36	20	131
Other cash costs		17	12	8	49	2	2	1	7
Total cash costs		326	270	140	952	45	37	21	139
Rehabilitation and other non-cash costs		1	(3)	47	1	-	-	7	-
Production costs		327	267	187	953	45	37	28	139
Amortisation of tangible assets		84	64	46	245	11	9	7	36
Inventory change		(8)	4	29	(25)	(1)	1	5	(4)
		218	119	25	675	30	17	4	100
Realised non-hedge derivatives		90	132	19	259	13	18	3	37
Gross profit excluding the effect of unrealised non-hedge derivatives		308	251	44	934	43	35	7	137
Capital expenditure		27	56	60	163	4	8	9	24

[1] Total yield excludes the underground operations.

Rounding of figures may results in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	251	255	212	877	276	281	233	967
Treated	- 000 tonnes	/ - 000 tons	233	254	237	859	257	280	261	947
Yield	- g/t	/ - oz/t	7.97	7.13	7.16	7.60	0.232	0.208	0.209	0.222
Gold produced	- kg	/ - oz (000)	1,855	1,808	1,696	6,527	60	58	55	210
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	-	-	37	-	-	-	41	-
Yield	- g/t	/ - oz/t	-	-	2.30	-	-	-	0.067	-
Gold produced	- kg	/ - oz (000)	-	-	85	-	-	-	3	-
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	873	1,081	846	4,010	963	1,192	933	4,421
Placed [1]	- 000 tonnes	/ - 000 tons	57	76	68	252	63	84	74	278
Stripping ratio	- t (mined total-mined ore) / t mined ore		14.25	13.22	11.40	14.91	14.25	13.22	11.40	14.91
Yield [2]	- g/t	/ - oz/t	10.80	7.01	4.38	7.87	0.315	0.205	0.128	0.230
Gold placed [3]	- kg	/ - oz (000)	617	533	296	1,984	20	17	10	64
Gold produced	- kg	/ - oz (000)	302	290	287	1,007	10	9	9	32
TOTAL										
Yield [4]	- g/t	/ - oz/t	7.97	7.13	7.16	7.60	0.232	0.208	0.209	0.222
Gold produced	- kg	/ - oz (000)	2,156	2,098	2,068	7,533	69	67	66	242
Gold sold	- kg	/ - oz (000)	2,095	2,045	2,037	7,703	67	66	65	248
Price received	- R/kg	/ - $/oz - sold	174,394	136,910	94,047	134,572	746	592	451	609
Total cash costs	- R/kg	/ - $/oz - produced	45,050	47,496	39,945	42,816	192	207	190	195
Total production costs	- R/kg	/ - $/oz - produced	68,934	59,868	50,386	58,713	293	260	240	266
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	620	627	562	555	19.94	20.16	18.06	17.83
Actual	- g	/ - oz	568	573	664	526	18.25	18.42	21.34	16.90
FINANCIAL RESULTS (MILLION)										
Gold income			281	244	171	881	38	34	26	128
Cost of sales			134	117	114	441	18	16	17	65
Cash operating costs			94	97	80	312	13	14	12	46
Other cash costs			3	3	2	10	-	-	-	2
Total cash costs			97	100	83	323	13	14	13	47
Rehabilitation and other non-cash costs			18	1	1	21	2	-	-	3
Production costs			115	101	84	343	16	14	13	50
Amortisation of tangible assets			34	25	21	99	5	3	3	14
Inventory change			(14)	(8)	9	(2)	(2)	(1)	1	-
			147	127	58	440	20	18	9	64
Realised non-hedge derivatives			84	36	20	156	12	5	3	22
Gross profit excluding the effect of unrealised non-hedge derivatives			231	163	78	596	32	23	12	86
Capital expenditure			300	362	180	1,134	41	52	28	168

[1] Tonnes / Tons placed onto leach pad
[2] Gold placed / tonnes (tons) placed
[3] Gold placed into leach paid inventory
[4] Total yield represents underground operations

Rounding of figures may results in computational discrepancies.

Brazil

				Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
SERRA GRANDE - Attributable 50%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		99	107	96	401	110	118	105	442
Treated	- 000 tonnes	/ - 000 tons		97	104	97	402	107	115	106	443
Yield	- g/t	/ - oz/t		7.69	7.29	7.67	7.51	0.224	0.213	0.224	0.219
Gold produced	- kg	/ - oz (000)		747	760	741	3,017	24	24	24	97
Gold sold	- kg	/ - oz (000)		681	725	745	2,952	22	23	24	95
Price received	- R/kg	/ - $/oz	- sold	157,880	122,529	99,723	116,978	670	541	479	537
Total cash costs	- R/kg	/ - $/oz	- produced	48,667	43,943	36,418	43,031	207	194	174	198
Total production costs	- R/kg	/ - $/oz	- produced	71,232	57,431	49,378	57,627	304	253	236	265
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		919	1,039	839	973	29.56	33.41	26.98	31.28
Actual	- g	/ - oz		887	945	982	946	28.50	30.37	31.58	30.42
FINANCIAL RESULTS (MILLION)											
Gold income				85	77	65	294	12	11	10	43
Cost of sales				46	41	35	165	6	6	5	24
Cash operating costs				34	31	26	121	5	4	4	18
Other cash costs				2	3	1	9	-	-	-	1
Total cash costs				36	33	27	130	5	5	4	19
Rehabilitation and other non-cash costs				(1)	-	-	(1)	-	-	-	-
Production costs				35	33	27	129	5	5	4	19
Amortisation of tangible assets				18	10	10	45	3	1	1	7
Inventory change				(7)	(3)	(2)	(9)	(1)	-	-	(1)
				39	36	30	129	5	5	5	19
Realised non-hedge derivatives				22	12	9	51	3	2	1	8
Gross profit excluding the effect of unrealised non-hedge derivatives				62	48	39	180	8	7	6	26
Capital expenditure				15	16	12	57	2	2	2	8

Rounding of figures may results in computational discrepancies.

Ghana

			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
BIBIANI			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	347	597	-	2,129	383	659	-	2,346
Yield	- g/t	/ - oz/t	0.43	0.44	-	0.55	0.013	0.013	-	0.016
Gold produced	- kg	/ - oz (000)	150	263	-	1,163	5	8	-	37
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	304	-	-	-	335	-
Treated	- 000 tonnes	/ - 000 tons	-	-	601	-	-	-	663	-
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	5.46	-	-	-	5.46	-
Yield	- g/t	/ - oz/t	-	-	1.28	-	-	-	0.037	-
Gold in ore	- kg	/ - oz (000)	-	-	104	-	-	-	3	-
Gold produced	- kg	/ - oz (000)	-	-	768	-	-	-	25	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	0.43	0.44	-	0.55	0.013	0.013	-	0.016
Gold produced	- kg	/ - oz(000)	150	263	768	1,163	5	8	25	37
Gold sold	- kg	/ - oz (000)	139	283	768	1,119	4	9	25	36
Price received	- R/kg	/ - $/oz - sold	144,824	142,948	98,691	127,044	606	622	469	593
Total cash costs	- R/kg	/ - $/oz - produced	121,324	163,285	69,913	95,581	508	704	334	437
Total production costs	- R/kg	/ - $/oz - produced	(70,202)	197,243	128,268	98,495	(315)	853	608	464
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	899	899	268	894	28.89	28.89	8.61	28.74
Actual	- g	/ - oz	390	476	968	605	12.54	15.30	31.11	19.46
FINANCIAL RESULTS (MILLION)										
Gold income			20	40	73	142	3	6	11	21
Cost of sales			(12)	54	112	110	(2)	7	17	17
Cash operating costs			17	42	50	106	2	6	8	15
Other cash costs			1	1	4	6	-	-	1	1
Total cash costs			18	43	54	111	2	6	8	16
Rehabilitation and other non-cash costs			(30)	3	37	(22)	(4)	-	6	(3)
Production costs			(12)	46	91	88	(2)	6	14	13
Amortisation of tangible assets			1	6	10	26	-	1	1	4
Inventory change			(1)	2	12	(5)	-	-	2	(1)
			32	(13)	(39)	33	4	(2)	(6)	5
Realised non-hedge derivatives			-	-	3	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			32	(13)	(36)	33	4	(2)	(6)	5
Capital expenditure			1	1	4	3	-	-	1	-

[1] Total yield represents surface and dump reclamation

Rounding of figures may results in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,421	4,568	4,580	19,212	5,975	5,035	5,049	21,178
Treated	- 000 tonnes	/ - 000 tons	719	784	846	2,992	792	865	933	3,298
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.69	5.45	4.40	5.02	5.69	5.45	4.40	5.02
Yield	- g/t	/ - oz/t	1.70	1.73	1.63	1.74	0.049	0.051	0.048	0.051
Gold in ore	- kg	/ - oz (000)	1,339	1,455	1,576	5,463	43	47	51	176
Gold produced	- kg	/ - oz (000)	1,219	1,360	1,381	5,196	39	44	44	167
Gold sold	- kg	/ - oz (000)	1,112	1,434	1,515	5,027	36	46	49	162
Price received	- R/kg	/ - $/oz - sold	115,606	116,840	95,533	110,458	495	507	457	509
Total cash costs	- R/kg	/ - $/oz - produced	85,886	77,622	83,222	79,733	366	338	397	368
Total produced costs	- R/kg	/ - $/oz - produced	104,967	103,239	107,588	103,544	446	449	513	478
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	583	592	708	616	18.74	19.02	22.77	19.80
Actual	- g	/ - oz	568	648	648	619	18.27	20.83	20.85	19.90
FINANCIAL RESULTS (MILLION)										
Gold income			106	146	133	472	15	20	20	70
Cost of sales			117	149	175	506	16	21	27	75
Cash operating costs			98	101	108	391	13	14	17	58
Other cash costs			6	5	7	23	1	1	1	4
Total cash costs			105	106	115	414	14	15	18	61
Rehabilitation and other non-cash costs			(9)	(2)	9	(8)	(1)	-	1	(1)
Production costs			96	103	124	406	13	14	19	60
Amortisation of tangible assets			29	33	29	117	4	5	4	17
Inventory change			(8)	13	22	(18)	(1)	2	3	(3)
			(11)	(3)	(42)	(33)	(1)	(1)	(6)	(5)
Realised non-hedge derivatives			23	21	12	83	3	3	2	12
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			12	19	(30)	49	2	3	(5)	7
Capital expenditure			17	10	8	31	2	1	1	5

[1] Total yield excludes the heap leach operation.

Rounding of figures may results in computational discrepancies.

Ghana

OBUASI			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	584	566	568	2,332	643	624	626	2,570
Treated	- 000 tonnes	/ - 000 tons	560	576	543	2,251	618	635	598	2,481
Yield	- g/t	/ - oz/t	4.61	4.05	4.87	4.39	0.134	0.118	0.142	0.128
Gold produced	- kg	/ - oz (000)	2,583	2,331	2,644	9,879	83	75	85	318
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	615	677	502	2,481	677	747	553	2,735
Yield	- g/t	/ - oz/t	0.44	0.51	0.47	0.51	0.013	0.015	0.014	0.015
Gold produced	- kg	/ - oz (000)	270	349	236	1,273	9	11	8	41
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	402	425	339	1,903	443	469	374	2,097
Treated	- 000 tonnes	/ - 000 tons	402	425	256	1,512	443	469	282	1,667
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	4.37	0.26	-	-	4.37	0.26
Yield	- g/t	/ - oz/t	0.47	0.56	0.89	0.59	0.014	0.016	0.026	0.017
Gold in ore	- kg	/ - oz (000)	189	237	-	1,192	6	8	-	38
Gold produced	- kg	/ - oz (000)	189	237	227	888	6	8	7	29
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.61	4.05	4.87	4.39	0.134	0.118	0.142	0.128
Gold produced	- kg	/ - oz (000)	3,041	2,916	3,107	12,040	98	94	100	387
Gold sold	- kg	/ - oz (000)	3,082	2,916	3,248	11,719	99	94	104	377
Price received	- R/kg	/ - $/oz - sold	116,635	109,146	95,609	108,346	501	474	457	498
Total cash costs	- R/kg	/ - $/oz - produced	102,684	89,549	75,184	86,508	437	388	357	395
Total production costs	- R/kg	/ - $/oz - produced	166,564	134,636	112,164	131,398	713	584	535	600
PRODUCTIVITY PER EMPLOYEE [2]										
Target	- g	/ - oz	216	221	347	219	6.93	7.10	11.17	7.04
Actual	- g	/ - oz	181	165	158	172	5.83	5.32	5.08	5.52
FINANCIAL RESULTS (MILLION)										
Gold income			299	261	283	1,050	41	36	43	155
Cost of sales			518	402	346	1,562	71	56	53	229
Cash operating costs			295	246	219	983	40	34	33	144
Other cash costs			18	15	15	58	2	2	2	9
Total cash costs			312	261	234	1,042	43	36	36	153
Retrenchment costs			104	-	-	104	15	-	-	15
Rehabilitation and other non-cash costs			(22)	9	8	(10)	(3)	1	1	(1)
Production costs			394	270	241	1,136	54	38	37	166
Amortisation of tangible assets			112	123	111	446	15	17	17	66
Inventory change			12	9	(6)	(20)	2	2	(1)	(3)
			(219)	(141)	(64)	(512)	(30)	(20)	(10)	(74)
Realised non-hedge derivatives			60	57	28	220	8	8	4	33
Gross (loss) excluding the effect of unrealised non-hedge derivatives			(159)	(84)	(36)	(292)	(22)	(12)	(5)	(42)
Capital expenditure			216	140	193	613	30	19	30	91

[1] Total yield represents underground operations.

Rounding of figures may results in computational discrepancies.

Guinea

			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
SIGUIRI - Attributable 85%				Rand / Metric				Dollar / Imperial		
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,765	3,915	5,827	19,293	5,252	4,315	6,423	21,267
Treated	- 000 tonnes	/ - 000 tons	2,182	1,714	1,548	6,993	2,405	1,889	1,706	7,709
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.01	1.08	1.69	1.26	1.01	1.08	1.69	1.26
Yield	- g/t	/ - oz/t	1.08	1.09	1.12	1.08	0.032	0.032	0.033	0.032
Gold produced	- kg	/ - oz (000)	2,364	1,862	1,736	7,586	76	60	56	244
HEAP LEACH OPERATION										
Gold produced	- kg	/ - oz (000)	42	79	201	362	1	3	6	12
TOTAL										
Yield [1]	- g/t	/ - oz/t	1.08	1.09	1.12	1.08	0.032	0.032	0.033	0.032
Gold produced	- kg	/ - oz (000)	2,406	1,940	1,936	7,948	77	62	62	256
Gold sold	- kg	/ - oz (000)	2,402	1,755	1,936	7,758	77	56	62	249
Price received	- R/kg	/ - $/oz - sold	125,385	115,096	96,234	114,730	539	502	460	524
Total cash costs	- R/kg	/ - $/oz - produced	89,572	100,179	72,822	87,571	383	435	341	399
Total production costs	- R/kg	/ - $/oz - produced	136,464	129,505	106,570	121,156	584	562	502	552
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	522	463	959	472	16.78	14.88	30.82	15.17
Actual	- g	/ - oz	619	494	534	508	19.89	15.88	17.17	16.33
FINANCIAL RESULTS (MILLION)										
Gold income			270	173	171	778	37	24	26	114
Cost of sales			324	224	183	895	45	31	28	130
Cash operating costs			175	143	124	567	24	20	19	83
Other cash costs			41	51	14	129	6	7	2	19
Total cash costs			216	194	138	696	30	27	21	102
Rehabilitation and other non-cash costs			23	1	(3)	28	3	-	-	4
Production costs			239	196	135	724	33	27	21	106
Amortisation of tangible assets			87	54	62	233	12	8	9	34
Inventory change			(2)	(25)	(14)	(62)	-	(3)	(2)	(10)
			(53)	(51)	(12)	(116)	(7)	(7)	(2)	(16)
Realised non-hedge derivatives			31	29	15	112	4	4	2	17
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(23)	(22)	3	(5)	(3)	(3)	1	-
Capital expenditure			23	22	18	94	3	3	3	14

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2006 - www.AngloGoldAshanti.com

Mali

MORILA - Attributable 40%			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION [1]										
Volume mined	- 000 bcm	/ - 000 bcy	661	700	1,176	3,228	864	915	1,538	4,222
Mined	- 000 tonnes	/ - 000 tons	1,834	1,945	2,719	8,605	2,022	2,144	2,997	9,485
Treated	- 000 tonnes	/ - 000 tons	434	403	378	1,655	479	444	417	1,825
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.03	2.85	2.09	3.10	4.03	2.85	2.09	3.10
Yield	- g/t	/ - oz/t	3.46	3.85	4.80	3.88	0.101	0.112	0.140	0.113
Gold produced	- kg	/ - oz (000)	1,503	1,551	1,817	6,428	48	50	58	207
Gold sold	- kg	/ - oz (000)	1,554	1,520	1,916	6,234	50	49	62	200
Price received	- R/kg	/ - $/oz - sold	145,100	142,018	101,211	131,821	616	622	483	607
Total cash costs	- R/kg	/ - $/oz - produced	74,482	64,107	47,734	60,080	317	278	227	275
Total production costs	- R/kg	/ - $/oz - produced	84,940	84,277	70,011	75,989	361	366	333	349
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	2,715	2,477	2,115	2,552	87.28	79.65	68.00	82.04
Actual	- g	/ - oz	1,132	1,178	2,051	1,221	36.39	37.87	65.94	39.26
FINANCIAL RESULTS (MILLION)										
Gold income			226	216	194	822	31	30	30	122
Cost of sales			131	120	142	468	18	17	22	69
Cash operating costs			96	84	73	329	13	12	11	48
Other cash costs			16	15	14	58	2	2	2	9
Total cash costs			112	99	87	386	15	14	13	57
Rehabilitation and other non-cash costs			(11)	1	1	(10)	(2)	-	-	(1)
Production costs			101	100	88	377	14	14	13	56
Amortisation of tangible assets			27	31	40	112	4	4	6	17
Inventory change			3	(11)	15	(21)	-	(1)	2	(3)
			95	96	52	354	13	14	8	52
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			95	96	52	354	13	14	8	52
Capital expenditure			4	-	6	8	1	-	1	1

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,343	996	978	4,363	1,756	1,302	1,279	5,707
Mined	- 000 tonnes	/ - 000 tons	2,772	1,984	2,013	8,904	3,056	2,187	2,219	9,815
Treated	- 000 tonnes	/ - 000 tons	449	502	502	1,832	495	553	554	2,020
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.61	4.18	1.52	3.29	3.61	4.18	1.52	3.29
Yield	- g/t	/ - oz/t	3.44	2.85	2.63	3.22	0.100	0.083	0.077	0.094
Gold produced	- kg	/ - oz (000)	1,546	1,430	1,323	5,898	50	46	43	190
Gold sold	- kg	/ - oz (000)	1,369	1,498	1,370	5,722	44	48	44	184
Price received	- R/kg	/ - $/oz - sold	143,908	142,917	101,716	131,939	612	625	485	606
Total cash costs	- R/kg	/ - $/oz - produced	65,107	63,739	59,678	58,876	277	278	284	270
Total production costs	- R/kg	/ - $/oz - produced	77,704	79,042	72,230	73,025	331	344	344	335
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	1,839	2,066	2,192	1,885	59.12	66.41	70.47	60.62
Actual	- g	/ - oz	1,350	1,339	1,629	1,347	43.40	43.03	52.38	43.32
FINANCIAL RESULTS (MILLION)										
Gold income			197	214	139	755	27	30	21	111
Cost of sales			107	115	92	421	15	16	14	62
Cash operating costs			87	76	69	294	12	11	11	43
Other cash costs			14	15	10	53	2	2	1	8
Total cash costs			101	91	79	347	14	13	12	51
Rehabilitation and other non-cash costs			(6)	(1)	-	(1)	(1)	-	-	-
Production costs			94	90	79	346	13	13	12	51
Amortisation of tangible assets			26	23	17	84	4	3	3	12
Inventory change			(13)	2	(3)	(10)	(2)	-	(1)	(1)
			90	99	47	334	12	14	7	49
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			90	99	47	334	12	14	7	49
Capital expenditure			13	4	8	28	2	1	1	4

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
YATELA - Attributable 40%			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,821	1,417	1,265	5,745	2,007	1,562	1,394	6,333
Placed [1]	- 000 tonnes	/ - 000 tons	363	267	328	1,282	400	295	362	1,413
Stripping ratio	- t (mined total-mined ore) / t mined ore		8.66	12.80	4.97	5.50	8.66	12.80	4.97	5.50
Yield [2]	- g/t	/ - oz/t	3.88	2.97	3.73	4.12	0.113	0.087	0.109	0.120
Gold placed [3]	- kg	/ - oz (000)	1,408	793	1,225	5,278	45	25	39	170
Gold produced	- kg	/ - oz (000)	1,061	1,048	972	4,374	34	34	31	141
Gold sold	- kg	/ - oz (000)	1,048	1,079	997	4,328	34	35	32	139
Price received	- R/kg	/ - $/oz - sold	144,129	141,828	102,055	131,547	615	620	487	605
Total cash costs	- R/kg	/ - $/oz - produced	51,776	53,712	43,556	49,469	222	234	208	228
Total production costs	- R/kg	/ - $/oz - produced	45,489	93,736	60,795	65,402	195	398	290	299
PRODUCTIVITY PER EMPLOYEE [4]										
Target	- g	/ - oz	1,236	1,231	1,127	1,272	39.75	39.58	36.24	40.89
Actual	- g	/ - oz	1,470	1,455	1,434	1,514	47.25	46.78	46.11	48.69
FINANCIAL RESULTS (MILLION)										
Gold income			151	153	102	569	21	22	16	84
Cost of sales			48	98	64	271	7	13	10	40
Cash operating costs			44	46	35	176	6	6	5	26
Other cash costs			11	11	7	40	1	2	1	6
Total cash costs			55	56	42	216	8	8	7	32
Rehabilitation and other non-cash costs			(31)	4	-	(22)	(4)	1	-	(3)
Production costs			24	60	43	194	3	8	7	29
Amortisation of tangible assets			24	38	16	92	3	5	3	13
Inventory change			-	-	5	(15)	-	-	1	(2)
			103	55	38	298	14	8	6	44
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			103	55	38	298	14	8	6	44
Capital expenditure			5	2	1	7	1	-	-	1

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION [1]										
Volume mined	- 000 bcm	/ - 000 bcy	856	841	295	3,142	1,120	1,101	386	4,109
Mined	- 000 tonnes	/ - 000 tons	2,133	2,096	922	7,829	2,351	2,310	1,016	8,630
Treated	- 000 tonnes	/ - 000 tons	379	413	303	1,490	418	455	334	1,642
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.83	10.09	1.66	8.30	5.83	10.09	1.66	8.30
Yield	- g/t	/ - oz/t	1.63	1.72	2.30	1.81	0.048	0.050	0.067	0.053
Gold produced	- kg	/ - oz (000)	617	711	696	2,690	20	23	22	86
Gold sold	- kg	/ - oz (000)	544	695	698	2,548	17	22	22	82
Price received	- R/kg	/ - $/oz - sold	146,335	143,884	101,269	131,942	619	627	482	608
Total cash costs	- R/kg	/ - $/oz - produced	70,764	58,677	54,386	57,716	303	255	259	265
Total production costs	- R/kg	/ - $/oz - produced	96,078	74,494	33,958	75,801	412	324	156	348
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	756	799	763	791	24.32	25.70	24.52	25.43
Actual	- g	/ - oz	654	769	758	716	21.04	24.71	24.37	23.03
FINANCIAL RESULTS (MILLION)										
Gold income			80	100	71	336	11	14	11	50
Cost of sales			48	54	25	188	7	8	4	28
Cash operating costs			42	41	38	152	6	6	6	22
Other cash costs			2	1	-	3	-	-	-	-
Total cash costs			44	42	38	155	6	6	6	23
Rehabilitation and other non-cash costs			4	-	(42)	4	1	-	(7)	1
Production costs			48	42	(4)	160	7	6	(1)	24
Amortisation of tangible assets			11	11	28	44	2	2	4	7
Inventory change			(12)	1	1	(16)	(2)	-	-	(2)
			32	46	46	148	4	6	7	22
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			32	46	46	148	4	6	7	22
Capital expenditure			18	5	12	33	3	1	2	5

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	5,836	6,610	4,799	22,774	7,633	8,646	6,277	29,789
Mined	- 000 tonnes	/ - 000 tons	15,271	16,618	13,108	59,724	16,833	18,318	14,449	65,834
Treated	- 000 tonnes	/ - 000 tons	1,437	1,545	1,545	5,691	1,583	1,703	1,703	6,273
Stripping ratio	- t (mined total-mined ore) / t mined ore		8.00	11.33	8.53	9.87	8.00	11.33	8.53	9.87
Yield	- g/t	/ - oz/t	1.73	1.48	2.41	1.68	0.050	0.043	0.070	0.049
Gold produced	- kg	/ - oz (000)	2,478	2,280	3,730	9,588	80	73	120	308
Gold sold	- kg	/ - oz (000)	2,617	2,020	3,398	9,666	84	65	109	311
Price received	- R/kg	/ - $/oz - sold	143,260	142,005	104,922	131,190	608	619	503	602
Total cash costs	- R/kg	/ - $/oz - produced	138,524	124,644	68,370	109,639	586	540	326	497
Total production costs	- R/kg	/ - $/oz - produced	143,291	163,321	100,414	130,792	605	706	478	595
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	1,489	1,125	800	1,110	47.87	36.17	25.73	35.69
Actual	- g	/ - oz	385	382	920	404	12.38	12.27	29.58	12.98
FINANCIAL RESULTS (MILLION)										
Gold income			257	181	266	857	35	25	41	127
Cost of sales			377	337	313	1,287	51	47	48	189
Cash operating costs			320	270	240	988	44	38	37	144
Other cash costs			15	11	13	48	2	2	2	7
Total cash costs			335	282	253	1,036	46	39	39	151
Rehabilitation and other non-cash costs			(68)	3	113	(60)	(9)	-	17	(8)
Production costs			267	284	365	976	36	40	56	143
Amortisation of tangible assets			80	86	7	263	11	12	1	38
Inventory change			30	(32)	(59)	49	4	(4)	(9)	8
			(121)	(156)	(48)	(430)	(16)	(22)	(7)	(62)
Realised non-hedge derivatives			118	105	91	411	16	15	14	61
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(2)	(51)	43	(19)	-	(7)	7	(2)
Capital expenditure			119	198	45	452	16	29	6	67

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006	Quarter ended December 2006	Quarter ended September 2006	Quarter ended December 2005	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	12,840	12,883	13,015	53,764	14,153	14,201	14,346	59,264
Placed [1]	- 000 tonnes	/ - 000 tons	5,468	5,446	4,731	21,795	6,027	6,003	5,215	24,025
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.46	1.52	1.84	1.53	1.46	1.52	1.84	1.53
Yield [2]	- g/t	/ - oz/t	0.48	0.65	0.62	0.54	0.014	0.019	0.018	0.016
Gold placed [3]	- kg	/ - oz (000)	2,617	3,518	2,922	11,821	84	113	94	380
Gold produced	- kg	/ - oz (000)	2,661	2,143	2,659	8,817	86	69	85	283
Gold sold	- kg	/ - oz (000)	2,692	2,183	2,563	8,915	87	70	82	287
Price received	- R/kg	/ - $/oz - sold	146,846	87,671	83,972	95,755	626	379	399	431
Total cash costs [4]	- R/kg	/ - $/oz - produced	60,891	55,821	50,297	54,389	259	243	239	248
Total production costs	- R/kg	/ - $/oz - produced	85,892	78,428	72,260	77,828	366	342	344	356
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,675	2,991	2,725	2,713	86.00	96.15	87.62	87.23
Actual	- g	/ - oz	2,740	2,151	2,878	2,260	88.10	69.16	92.52	72.67
FINANCIAL RESULTS (MILLION)										
Gold income			286	156	147	656	39	22	23	95
Cost of sales			229	168	192	686	31	24	29	101
Cash operating costs			170	185	159	654	23	26	24	97
Other cash costs			7	3	9	23	1	-	1	3
Total cash costs			177	188	168	676	24	26	26	100
Rehabilitation and other non-cash costs			4	4	7	13	1	1	1	2
Production costs			181	192	175	690	25	27	27	102
Amortisation of tangible assets			59	58	63	265	8	8	10	39
Inventory change			(12)	(82)	(46)	(268)	(1)	(11)	(7)	(40)
			58	(12)	(46)	(30)	8	(2)	(7)	(6)
Realised non-hedge derivatives			109	36	69	198	15	5	10	29
Gross profit excluding the effect of unrealised non-hedge derivatives			167	23	23	167	23	3	4	23
Capital expenditure			29	17	16	89	4	2	3	13

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Shareholders' **notice board**

Diary:

Financial year-end		31 December 2006
Annual financial statements	posting on or about	19 March 2007
Annual general meeting	11:00 SA time	4 May 2007
Quarterly reports released:		
Quarter ended 31 March 2007		5 May 2007
Quarter ended 30 June 2007		31 July 2007
Quarter ended 30 September 2007		1 November 2007
Quarter ended 31 December 2007		*1 February 2008

Dividends / Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – No. 101	12 February 2007	2 March 2007	16 March 2007	26 March 2007
Interim – No. 102	30 July 2007*	17 August 2007*	31 August 2007*	10 September 2007*
Final – No. 103	31 January 2008*	15 February 2008*	29 February 2008*	10 March 2008*

Approximate dates.

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth are cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

In line with AngloGold Ashanti's commitment to improve its communications to shareholders, AngloGold Ashanti is in the process of of implementing a procedure to enable shareholders to cast their votes electronicallyThis service will be available to South African resident shareholders only.

Such shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, it is necessary to register for the service via the following website. http:www.investorportal.co.za (click on the AngloGold Ashanti icon). A demonstration of the electronic online proxy voting process may be viewed on http:/www.investorportal.co.za Registration is free of charge. The website will be available on or about 1 March 2007.

Further information will be included in the notice of the general meeting to be sent to shareholders on or about 19 March 2007.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices
Registered and Corporate

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman †
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE †
R Médori ~ (Alternate: P G Whitcutt)
J H Mensah †
W A Nairn (Alternate: A H Calver *)
Prof W L Nkuhlu
S R Thompson *
A J Trahar

* British	# American	† Ghanaian
~ French	! Brazilian	

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 13, 2007

By: /s/ L Eatwell
Name: Lynda Eatwell
Title: Company Secretary